Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD. 特海国际控股有限公司 特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD. Stock Code 股份代號 : 9658 (Incorporated in the Cayman Islands with limited liability) INTERIM REPORT 中期報告 2025 （於開曼群島註冊成立的有限公司）

1 中 期報 告 2025 Interim Report CONTENTS 目錄 Definitions 釋義 2 Corporate Information 公司資料 6 Key Financial Highlights 主要財務摘要 9 2025 Interim Performance Review 2025年中期業績回顧 10 Management Discussion and Analysis 管理層討論與分析 14 Corporate Governance and Other Information 企業管治及其他資料 36 Independent Auditor’s Review Report on the Unaudited Interim Condensed Consolidated Financial Statements 獨立核數師對未經審核中期 簡明綜合財務報表的審閱報告 50 Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income 簡明綜合損益及其他全面收益表 52 Condensed Consolidated Statement of Financial Position 簡明綜合財務狀況表 53 Condensed Consolidated Statement of Changes In Equity 簡明綜合權益變動表 55 Condensed Consolidated Statement of Cash Flows 簡明綜合現金流量表 57 Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 59

Definitions
釋義

"ADS(s)"	American depositary share(s), each ADS represents 10 ordinary Shares	「美國存託股份」	指	美國存託股份，每股美國存託股份代表10股普通股
"Apple Trust"	a discretionary trust set up by Mr. ZHANG Yong with UBS Trustees (B.V.I.) Limited acting as trustee	「Apple Trust」	指	由張勇先生與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"associate(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「聯繫人」	指	具有香港上市規則所賦予的涵義
"Audit Committee"	the audit committee of the Board	「審計委員會」	指	董事會轄下的審計委員會
"Board"	the board of Directors of the Company	「董事會」	指	本公司董事會
"BVI"	the British Virgin Islands	「英屬處女群島」	指	英屬處女群島
"Cheerful Trust"	a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE with UBS Trustees (B.V.I.) Limited acting as trustee	「Cheerful Trust」	指	由施永宏先生及李海燕女士與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"China", "mainland China" or "PRC"	the People's Republic of China and, except where the context requires, references in this interim report to the PRC or mainland China excluding Hong Kong, China; Macau, China; and Taiwan, China	「中國」或「中國大陸」	指	中華人民共和國，除文義另有所指外，本中期報告對中國或中國大陸的提述不包括中國港澳台地區
"Company"	SUPER HI INTERNATIONAL HOLDING LTD., a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022	「本公司」	指	特海国际控股有限公司，一家於2022年5月6日根據開曼群島法律註冊成立的有限公司
"connected person(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「關連人士」	指	具有香港上市規則所賦予的涵義

2 / 特海国际控股有限公司 Super Hi International Holding Ltd.

3 中 期報 告 2025 Interim Report Definitions 釋義 “Corporate Governance Code” Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules “Director(s)” director(s) of the Company “ESOP Platform I” Super Hi Ltd., a company incorporated in the BVI with limited liability and wholly owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust I, for the purpose of holding the Shares underlying awards granted to the grantees other than Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Platform II” Super Hi International Ltd., a company incorporated in the BVI with limited liability and wholly owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust II, for the purpose of holding the Shares underlying awards granted to the Directors or any other connected persons of the Company pursuant to the Share Award Scheme 「《企業管治 守則》」 指 香港上市規則附錄C1 所載《企業管治守則》 「董事」 指 本公司董事 「ESOP 平台I」 指 Super Hi Ltd.，一家 於英屬處女群島註冊 成立的有限公司，由 富途信託有限公司作 為ESOP信託I的受託 人全資擁有及管理， 以持有根據股份獎勵 計劃授予除董事或本 公司任何其他關連人 士以外的承授人的相 關股份獎勵 「ESOP 平台II」 指 Super Hi International Ltd.，一家於英屬處 女群島註冊成立的有 限公司，由富途信託 有限公司作為ESOP 信託II的受託人全資 擁有及管理，以持有 根據股份獎勵計劃授 予董事或本公司任何 其他關連人士的相關 股份獎勵

特海國際控股有限公司 4 Super Hi International Holding Ltd. Definitions 釋義 “ESOP Trust I” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by the Company for the benefit of the grantees other than the Directors and other connected persons of the Company pursuant to the Share Award Scheme. Futu Trustee Limited is acting as the trustee “ESOP Trust II” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by the Company for the benefit of the grantees who are Directors or other connected persons of the Company under the Share Award Scheme. Futu Trustee Limited is acting as the trustee “Group” the Company and its subsidiaries “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Hong Kong Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange “Listing” the listing of the Company’s Shares on the Main Board of the Stock Exchange “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Hong Kong Listing Rules “Offering” the offering of ADSs in the United States by the Company, including the exercise of the over-allotment option “Reporting Period” the six months ended June 30, 2025 「ESOP 信託I」 指 特海国际控股有限公 司股份獎勵計劃信託 I，由本公司根據股份 獎勵計劃為除董事及 本公司其他關連人士 以外的承授人利益而 設立的信託。富途信 託有限公司作為受託 人 「ESOP 信託II」 指 特海国际控股有限公 司股份獎勵計劃信託 II，由本公司根據股份 獎勵計劃為身為董事 或本公司其他關連人 士的承授人利益而設 立的信託。富途信託 有限公司作為受託人 「本集團」 指 本公司及其附屬公司 「香港」 指 中國香港特別行政區 「香港上市 規則」 指 聯交所證券上市規則 「上市」 指 本公司股份於聯交所 主板上市 「標準守則」 指 香港上市規則附錄C3 所載上市發行人董事 進行證券交易的標準 守則 「發售」 指 本公司於美國發售美 國存託股份，包括行 使超額配股權 「報告期」 指 截至2025年6月30日 止六個月

Definitions
釋義

"Rose Trust"	a discretionary trust set up by Ms. SHU Ping with UBS Trustees (B.V.I.) Limited acting as trustee	「Rose Trust」	指	由舒萍女士與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time	「證券及期貨條例」	指	香港法例第571章證券及期貨條例（經不時修訂、補充或以其他方式修改）
"Share Award Scheme"	the share award scheme adopted by the Company on June 24, 2022, as amended from time to time	「股份獎勵計劃」	指	本公司於2022年6月24日採納的股份獎勵計劃（經不時修訂）
"Share(s)"	ordinary share(s) in the share capital of the Company with nominal value of US$0.000005 each	「股份」	指	本公司股本中每股面值0.000005美元的普通股
"Shareholder(s)"	shareholder(s) of the Company	「股東」	指	本公司股東
"Stock Exchange"	The Stock Exchange of Hong Kong Limited	「聯交所」	指	香港聯合交易所有限公司
"subsidiary(ies)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「附屬公司」	指	具有香港上市規則所賦予的涵義
"Super Hi Customized Products"	the hot pot soup flavoring and Chinese-style compound condiment products, which are primarily the signature soup bases, supplied by Yihai International Holding Ltd. and/or its subsidiaries and manufactured using formulae owned by the Group for use at the hot pot restaurants	「特海專用產品」	指	頤海國際控股有限公司及╱或其附屬公司供應的火鍋底料及中式複合調味品（主要為招牌底料），採用本集團擁有的配方生產，在火鍋店使用
"US$" or "USD"	United States dollars, the lawful currency of the United States	「美元」	指	美國法定貨幣美元
"%"	percentage	「%」	指	百分比

中期報告
2025 Interim Report / 5

Corporate Information
公司資料

BOARD OF DIRECTORS	**董事會**
Chairlady and Non-executive Director	**主席兼非執行董事**
Ms. SHU Ping	舒萍女士
Executive Directors	**執行董事**
Ms. June YANG Lijuan Mr. LI Yu Ms. LIU Li	楊利娟女士 李瑜先生 劉麗女士
Independent Non-executive Directors	**獨立非執行董事**
Mr. TAN Kang Uei, Anthony Mr. TEO Ser Luck Mr. LIEN Jown Jing Vincent	陳康威先生 張思樂先生 連宗正先生
AUDIT COMMITTEE	**審計委員會**
Mr. TEO Ser Luck *(Chairman)* Mr. TAN Kang Uei, Anthony Mr. LIEN Jown Jing Vincent	張思樂先生*(主席)* 陳康威先生 連宗正先生
REMUNERATION COMMITTEE	**薪酬委員會**
Mr. LIEN Jown Jing Vincent *(Chairman)* Mr. TAN Kang Uei, Anthony Mr. TEO Ser Luck Ms. SHU Ping	連宗正先生*(主席)* 陳康威先生 張思樂先生 舒萍女士
NOMINATION COMMITTEE	**提名委員會**
Ms. SHU Ping *(Chairlady)* Mr. TEO Ser Luck Mr. LIEN Jown Jing Vincent Mr. TAN Kang Uei, Anthony	舒萍女士*(主席)* 張思樂先生 連宗正先生 陳康威先生
COMPANY SECRETARIES	**公司秘書**
Ms. QU Cong Mr. CHENG Ching Kit	瞿驄女士 鄭程傑先生

6 / 特海国际控股有限公司
Super Hi International Holding Ltd.

7 中 期報 告 2025 Interim Report Corporate Information 公司資料 AUTHORIZED REPRESENTATIVES Ms. SHU Ping Ms. QU Cong AUDITOR Deloitte & Touche LLP Public Accountants and Chartered Accountants 6 Shenton Way, OUE Downtown 2 #33-00 Singapore 068809 LEGAL ADVISOR Kirkland & Ellis 26/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong REGISTERED OFFICE Cricket Square Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN SINGAPORE 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 PRINCIPAL PLACE OF BUSINESS IN HONG KONG 40th Floor Dah Sing Financial Centre No. 248 Queen’s Road East Wanchai Hong Kong 授權代表 舒萍女士 瞿驄女士 核數師 Deloitte & Touche LLP 執業會計師及特許會計師 6 Shenton Way, OUE Downtown 2 #33-00 Singapore 068809 法律顧問 凱易律師事務所 香港 皇后大道中15號 置地廣場 告羅士打大廈26樓 註冊辦事處 Cricket Square Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands 總部及新加坡主要營業地點 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 香港主要營業地點 香港 灣仔 皇后大道東248號 大新金融中心 40樓

特海國際控股有限公司 8 Super Hi International Holding Ltd. Corporate Information 公司資料 HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong INVESTOR RELATIONS Email: superhi_ir@superhi-inc.com WEBSITE www.superhiinternational.com HKEX STOCK CODE 9658 NASDAQ SYMBOL HDL 香港證券登記處 香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心17樓 1712-1716號舖 投資者關係 電郵：superhi_ir@ superhi-inc.com 網站 www.superhiinternational.com 香港交易所股份代號 9658 納斯達克股票代碼 HDL

9 中 期報 告 2025 Interim Report Key Financial Highlights 主要財務摘要 KEY FINANCIAL HIGHLIGHTS For the six months ended June 30, 截至6月30日止六個月 2025 2024 2025年 2024年 (US$’000) (US$’000) （千美元） （千美元） Revenue 收入 396,733 370,930 Revenue from Haidilao restaurant operation 海底撈餐廳經營收入 377,468 356,488 Profit before tax 稅前溢利 34,673 628 Profit (Loss) for the period 期內溢利（虧損） 28,271 (4,649) Profit (Loss) for the period attributable to owners of the Company 本公司擁有人應佔期內 溢利（虧損） 28,352 (4,583) Profit (Loss) per share (Basic and diluted) (US$) 每股溢利（虧損）（基本及 攤薄）（美元） 0.05 (0.01) Income from operation margin (%) 經營溢利率(%) 3.0 5.6 BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS As of/For the six months ended June 30, 截至6月30日╱截至該日止六個月 2025 2024 2025年 2024年 Number of restaurants 餐廳數量 126 122 Total guest visits (million) 總客流量（百萬人次） 15.5 14.5 Average table turnover rate (times/day) 平均翻檯率（次╱天） 3.9 3.8 Average spending per guest (US$) 顧客人均消費（美元） 24.2 24.6 Average daily revenue per restaurant (US$’000) 每家餐廳平均每日收入 （千美元） 17.7 17.2 Restaurant level operating margin (%) 餐廳層面經營溢利率(%) 6.4 8.7 主要財務摘要 海底撈餐廳的業務摘要

2025 Interim Performance Review
2025年中期業績回顧

In the first half of 2025, as global economic growth slows and countries continue to restructure their industrial and trade relationships, delivering superior value-for-money experiences to customers become increasingly critical. We remained committed to our "Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)" management philosophy, with heightened emphasis on sharing benefits with our employees and customers. Our aim was to solidify the management foundation while broadening the customer base.

2025年上半年，全球經濟增速下行，各國間的產業與貿易等持續重構秩序，在此背景下，為顧客帶來更具質價比的良好體驗變得尤為重要。我們堅持落實「一手抓員工、一手抓顧客」的管理理念，同時更加強調讓利於員工，讓利於顧客，以期我們的管理更加堅實，顧客基礎更加豐富。

In the first half of 2025, our Group's total revenue reached US$396.7 million, representing a 7.0% increase year-on-year (YoY). The average table turnover rate for Haidilao restaurants stood at 3.9 times per day, up by 0.1 times per day YoY. The average same store table turnover rate remained at 3.9 times per day, consistent with the same period in 2024, while same-store revenue posted a 3.0% increase YoY. The restaurant level operating margin stood at 6.4%, down 2.3 percentage points YoY. While this change was anticipated due to our competitive pricing policy, it also indicates room for improvement in the precision management during the operational adjustment phase.

2025年上半年，本集團整體收入為396.7百萬美元，同比增長7.0%；海底撈餐廳平均翻檯率為3.9次／天，同比提升0.1次／天；同店平均翻檯率與2024年同期持平，均為3.9次／天；同店收入同比增長3.0%。餐廳層面經營溢利率為6.4%，同比下降2.3個百分點，此變化符合我們執行讓利政策的預期，但也反映出在動態運營過程中，我們在管理精細化方面仍有不足。

During the Reporting Period, we continued to optimize our global restaurant network through a "bottom-up" approach. As part of our ongoing "Woodpecker Plan," we opened 8 new Haidilao restaurants and closed 4 underperforming stores in Southeast Asia and East Asia in the first half of 2025. As of June 30, 2025, we operated a total of 126 Haidilao restaurants in international markets, comprising 74 in Southeast Asia, 20 in East Asia, 20 in North America, and 12 in other regions.

報告期內，我們繼續通過「自下而上」的模式優化全球餐廳網絡。我們在2025年上半年新開8家海底撈餐廳，同時在東南亞和東亞繼續動態採納「啄木鳥計劃」，關閉4家運營表現欠佳的門店。截至2025年6月30日，本公司在國際市場共經營126家海底撈餐廳，其中東南亞74家，東亞20家，北美20家，其餘地區12家。

Under the "Pomegranate Plan," the incubation of our secondary brands progressed steadily. In the first half of 2025, revenue from others reached US$11.5 million, representing a 25.0% increase compared to US$9.2 million recorded during the same period in 2024. As of June 30, 2025, we had launched prototype restaurants covering various categories, including hot pot, barbecue, and fast food. We are also preparing to enter new categories – including Chinese, other Asian, and Western fast-food cuisines – as we seek to bring our dining experiences to more customers worldwide.

「紅石榴計劃」下，本公司第二品牌的孵化穩步推進。2025年上半年，其他銷售收入為11.5百萬美元，較2024年同期的9.2百萬美元增長25.0%。截至2025年6月30日，我們已在包括火鍋、燒烤及快餐等多種品類中開設原型店，並同時籌備中餐、其他亞洲餐飲及西式快餐等不同品類，力求為全球更多的消費者提供餐飲服務。

10 / 特海国际控股有限公司
Super Hi International Holding Ltd.

2025 Interim Performance Review
2025年中期業績回顧

BUSINESS REVIEW

In terms of restaurant operations, the Company focused on customer value and continued to carry out two initiatives: "Enhancing Value-For-Money (質價比提升)" and "Creating a Differentiated Haidilao Experience (打造不一樣的海底撈)." For our value-for-money enhancement efforts, we evaluated the customer demographics and operational metrics of each country and restaurant, making targeted adjustments to menu pricing and portion sizes to benefit customers. Concurrently, we have progressively rolled out "Creating a Differentiated Haidilao," upgrading decoration, lighting, and acoustics for a more immersive and interactive experience, especially during late-night dining. As of the date of this interim report, we have also launched fresh-cut meat offerings in several countries, complemented by "Open Kitchen Fresh-Cut Stations (明檔鮮切工作坊)" where customers could observe our meat-cutting processes firsthand – an impactful demonstration of our ongoing product upgrades. Through investments in value-for-money, product innovation, and restaurant ambiance, we aim to deliver a more distinctive dining experience.

In terms of product development, we completed over 700 product upgrades and new product launches worldwide in the first half of 2025. Each market has gradually established a differentiated product portfolio that combines Haidilao's signature dishes with localized innovations, effectively increasing customer repurchase rates and improving overall satisfaction.

In terms of employee development and team building, the Company assigned each country's regional manager as the primary focal point for implementing strategies aimed at offering benefits to employees. Each region reviewed and optimized compensation, benefits policies, staff training, and team-building standards, with regular check-ins and updates. Concurrently, we enriched our repertoire of team-building activities, such as recreational events and group outings. We believe these measures – offering tangible benefits and opportunities for growth – will unite employees across all levels and foster a more supportive work environment.

業務回顧

在餐廳經營方面，本公司以顧客價值為核心，持續推動「質價比提升」與「打造不一樣的海底撈」兩項工作。在提升「質價比」工作上，我們評估了各個國家、門店的客群特點和運營指標，對部分市場的菜品定價、份量等進行了調整，向顧客進行讓利。同時，我們已著手分批推進打造「不一樣的海底撈」，在裝修、燈光、音效等方面進行升級，使得夜宵時段有更加沉浸的音效、互動體驗。截至本中期報告日期，我們也已在多個國家推出鮮切肉品，並配套裝修「明檔鮮切工作坊」，使得顧客能夠直接看到新鮮肉品的切制過程，更立體的感受我們對產品的升級。我們希望從質價比、產品、空間、裝修等方面進行讓利、投資，為顧客提供更加獨特的用餐體驗。

在產品工作方面，2025年上半年，全球範圍內累計完成超過700次產品優化與上新。目前，各國已逐步形成以「海底撈」經典菜品為基礎、結合本地風味創新的差異化產品矩陣，有效提升了顧客復購率和整體滿意度。

在員工培養和團隊建設方面，本公司以各國家的大區經理為主責人，落地讓利員工的策略。各國家對薪資、福利政策、員工培養及團隊建設標準進行了重新梳理與優化，並定期進行檢視和調整。與此同時，我們還加強了文娛活動、出遊等多樣化的團隊建設活動。我們相信通過這些對員工的讓利和投資，能夠讓我們的各層級員工在工作中更加團結，並獲得更好的工作環境。

中期報告
2025 Interim Report / 11

2025 Interim Performance Review
2025年中期業績回顧

In the first half of 2025, the Company recorded income from operation of US$11.8 million, translating to an income from operation margin of 3.0%. This represents a notable decrease compared to the US$20.9 million recorded for the same period in 2024, primarily due to our strategic allocation of resources toward benefiting both customers and employees, which exerted short-term pressure on the income from operation margin. Nonetheless, the Company firmly believes that such investments will be pivotal for its global expansion and will foster enduring customer loyalty and employee trust. Our focus remains on enhancing management, with a priority on the "Pomegranate Plan" and the ongoing use of the "Woodpecker Plan" for underperforming stores. We will also tackle current challenges by embracing new technology, adjusting our organizational structure, and increasing efficiency.

2025年上半年，本公司實現經營溢利11.8百萬美元，經營溢利率為3.0%；相較2024年同期經營溢利20.9百萬美元明顯承壓。主要因上述圍繞顧客與員工的讓利投入，在短期內導致經營溢利率承壓。本公司堅定認為，這些投資將換來長期的顧客黏性與員工信任，是全球化擴張過程中所必須的戰略佈局。我們會繼續推進管理的提升，並將尤其重視「紅石榴計劃」的推進，以及繼續針對表現不佳門店，動態採納「啄木鳥計劃」。我們還將積極擁抱新技術變革和應用，合理調整組織結構，提高效率，以應對當前的挑戰。

As of June 30, 2025, the Company recorded profit before tax of US$34.7 million and net profit of US$28.3 million, reversing the net loss of US$4.6 million for the same period in 2024. The profit increase was mainly due to favorable foreign exchange fluctuations during the Reporting Period. The revaluation of non-US-dollar denominated items yielded approximately US$23.8 million in non-cash foreign exchange gains during the Reporting Period, contrasting with a US$19.5 million foreign exchange loss during the same period in 2024.

截至2025年6月30日，本公司實現稅前利潤34.7百萬美元，淨利潤28.3百萬美元，相較2024年同期淨虧損4.6百萬美元實現扭虧為盈。報告期內利潤改善主要由於受到匯率變動影響。由於美元以外貨幣計值項目的重估，報告期內，公司錄得約23.8百萬美元的非現金匯兑收益，而2024年同期則錄得19.5百萬美元的匯兑虧損。

FUTURE PROSPECT

未來展望

Looking ahead, we will continue embracing a localized development strategy centered on "Customer Satisfaction" and "Employee Dedication," striving to evolve SUPER HI INTERNATIONAL into a multi-brand chain catering enterprise:

- **Continuous Enhancement of the Haidilao Dining Experience:** We will persist in refining our service capabilities, introducing new products, upgrading dining environments, and creating a more distinctive Haidilao experience so as to offer greater value-added services to our customers.

- **Restaurant Network Expansion and Optimization:** Guided by our "bottom-up" approach, we will proactively seek promising locations in existing markets and strategically enter new markets, thereby ensuring steady and sustainable growth. For stores that are underperforming, we will be implementing the "Woodpecker Plan" in a continuous and dynamic manner.

展望未來，我們將繼續堅持本地化發展戰略，以「顧客滿意度」和「員工努力度」為核心使命，努力將特海國際發展為多品牌連鎖經營餐飲集團：

- **持續提升海底撈用餐體驗**：我們將不斷精進服務能力、煥新產品、改善用餐環境質量、打造更具特色的海底撈體驗，從而為顧客提供更多增值服務。

- **餐廳網絡擴張與優化**：秉承「自下而上」的發展模式，我們將在現有市場積極尋找優質門店位置，並戰略性地進入新市場，確保穩健、可持續的增長。我們將同時對表現欠佳的門店持續、動態地應用「啄木鳥計劃」。

12 / 特海国际控股有限公司
Super Hi International Holding Ltd.

13 中 期報 告 2025 Interim Report 2025 Interim Performance Review 2025年中期業績回顧 • Strengthening Internal Management: We will improve our services and products, rationalize menu prices, and undertake suitable marketing efforts to heighten customer satisfaction and broaden our customer base. Concurrently, we will continue to optimize restaurant management and refine our cost structure through prudent cost and expense control, increased staffing efficiency, and cooperation with external partners on more favorable business terms to refine our cost structure. • Embracing Technological Advancements: We will broaden and deepen the use of artificial intelligence in restaurant operations and functional management, strengthening our capacity for data consolidation and analytics and increasing frontline operational efficiency. • Implementing the “Pomegranate Plan”: We will actively expand our secondary business formats through incubation, exploration, and, where appropriate, strategic acquisitions, thereby diversifying our portfolio and widening our customer reach. • 強化內部管理：我們將改善服務和 產品、合理調整菜品價格、開展適 當的營銷活動，以提升顧客滿意度 並擴大顧客群體。同時，我們將通 過審慎的成本費用控制、提高用人 效率、與外部合作夥伴達成更有利 的商務條件等方式，持續優化餐廳 管理，完善成本結構。 • 擁抱技術進步：我們將在餐廳運營 和職能管理中更廣泛、更深入地應 用人工智能技術，加強數據整合與 分析能力，賦能一線門店的運營效 率。 • 貫徹「紅石榴計劃」：我們將通過孵 化、探索以及適時的戰略收購等方 式，積極發展第二業態，從而豐富 業務組合，拓寬顧客覆蓋面。

特海國際控股有限公司 14 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 REVENUE The Group generated revenue from (i) Haidilao restaurant operation; (ii) delivery business; and (iii) others, primarily consisting of revenue from the sales of hot pot condiment products and food under secondary brands to local guests and retailers. The Group’s revenue amounted to US$396.7 million for the six months ended June 30, 2025, representing an increase of 7.0% from US$370.9 million for the corresponding period in 2024, primarily driven by an increase of US$21.0 million in revenue from Haidilao restaurant operation. Haidilao Restaurant Operation The Group’s revenue from Haidilao restaurant operation amounted to US$377.5 million for the six months ended June 30, 2025, representing an increase of 5.9% from US$356.5 million for the corresponding period in 2024. This increase was mainly due to (i) our ongoing business expansion and increased brand influence; and (ii) our continuous efforts in increasing guest visits and table turnover rates. 收入 本集團的收入來自(i)海底撈餐廳經營；(ii) 外賣業務；及(iii)其他（主要包括向當地顧 客及零售商銷售火鍋調味品及子品牌食 品的收入）。 截至2025年6月30日止六個月，本集團 的收入為396.7百萬美元，較2024年同期 的370.9百萬美元增加7.0%，主要由於 來自海底撈餐廳經營的收入增加21.0百 萬美元。 海底撈餐廳經營 截至2025年6月30日止六個月，本集團 來自海底撈餐廳經營的收入為377.5百萬 美元，較2024年同期的356.5百萬美元增 加5.9%。該增加主要是由於(i)業務持續 擴張和品牌影響力提升；及(ii)我們在提 升客流、翻檯率方面做出的持續努力。

Management Discussion and Analysis
管理層討論與分析

Haidilao Restaurant Network

As of June 30, 2025, we had expanded our restaurant network to 126 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operation by geographic region as of the dates indicated or for the periods indicated:

海底撈餐廳網絡

截至2025年6月30日，我們已將我們的餐廳網絡擴大到位於亞洲、北美洲、歐洲及大洋洲14個國家的126家餐廳。下表概述截至所示日期或於所示期間按地理區域劃分的海底撈餐廳數量及海底撈餐廳經營收入明細：

		As of/For the six months ended June 30, 截至6月30日／截至該日止六個月									
		2025 2025年					2024 2024年				
		Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]	Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]
		(US$'000, except number of restaurants and percentages) (千美元，餐廳數量及百分比除外)									
Southeast Asia	東南亞	74	58.7%	190,921	50.6%	2,580	74	60.7%	195,874	54.9%	2,647
East Asia	東亞	20	15.9%	61,110	16.2%	3,056	18	14.8%	43,237	12.1%	2,402
North America	北美洲	20	15.9%	77,171	20.4%	3,859	20	16.4%	73,888	20.7%	3,694
Others[1]	其他[1]	12	9.5%	48,266	12.8%	4,022	10	8.1%	43,489	12.3%	4,349
Total	總計	126	100%	377,468	100%	2,996	122	100%	356,488	100%	2,922

Notes:

(1) Includes Australia, the United Kingdom and the United Arab Emirates.

(2) Calculated by dividing revenue generated from Haidilao restaurant operation in the region by the number of Haidilao restaurants as of periods end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

附註：

(1) 包括澳大利亞、英國及阿拉伯聯合酋長國。

(2) 按該地區海底撈餐廳經營所產生的收入除以截至期末的海底撈餐廳數量計算。因此，每家餐廳平均收入並未計及每家餐廳不同的營運日數。

中期報告
2025 Interim Report / 15

Management Discussion and Analysis
管理層討論與分析

Haidilao Restaurant Performance

海底撈餐廳業績

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the periods indicated:

下表載列於所示期間按地理區域劃分的海底撈餐廳的若干關鍵績效指標：

		For the six months ended June 30, 截至6月30日止六個月	
		2025 2025年	2024 2024年
Total guest visits (million)	**總客流量（百萬人次）**		
Southeast Asia	東南亞	10.2	10.2
East Asia	東亞	2.1	1.6
North America	北美洲	2.0	1.7
Others[1]	其他[1]	1.2	1.0
Overall	**整體**	15.5	14.5
Average table turnover rate[2] (times/day)	**平均翻檯率[2]（次／天）**		
Southeast Asia	東南亞	3.7	3.7
East Asia	東亞	4.9	4.1
North America	北美洲	4.0	4.1
Others[1]	其他[1]	3.9	3.9
Overall	**整體**	3.9	3.8
Average spending per guest[3] (US$)	**顧客人均消費[3]（美元）**		
Southeast Asia	東南亞	18.6	19.3
East Asia	東亞	28.8	27.8
North America	北美洲	39.4	42.6
Others[1]	其他[1]	39.0	42.3
Overall	**整體**	24.2	24.6
Average daily revenue per restaurant[4] (US$'000)	**每家餐廳平均每日收入[4]（千美元）**		
Southeast Asia	東南亞	15.1	15.4
East Asia	東亞	19.6	15.7
North America	北美洲	22.1	21.1
Others[1]	其他[1]	24.0	24.5
Overall	**整體**	17.7	17.2
Restaurant level operating margin[5] (%)	**餐廳層面經營溢利率[5] (%)**	6.4	8.7

16 / 特海国际控股有限公司
Super Hi International Holding Ltd.

17 中 期報 告 2025 Interim Report Management Discussion and Analysis 管理層討論與分析 Notes: (1) Include Australia, the United Kingdom and the United Arab Emirates. (2) Calculated by dividing the total number of tables served for the periods by the product of total Haidilao restaurant operation days for the periods and the average table count during the periods. (3) Calculated by dividing gross revenue of Haidilao restaurant operation for the periods by total guests served for the periods. (4) Calculated by dividing the revenue of Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days of the periods in the same geographic region. (5) Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting certain restaurant level costs and expenses from restaurant level revenue, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers. 附註： (1) 包括澳大利亞、英國及阿拉伯聯合酋長 國。 (2) 按期內服務總桌數除以期內海底撈餐廳 總營業日數及期內平均餐桌數之乘積計 算。 (3) 按期內海底撈餐廳經營的總收入除以期 內服務顧客總數計算。 (4) 按期內海底撈餐廳經營的收入除以期內 相同地理區域海底撈餐廳總營業日數計 算。 (5) 按餐廳層面經營溢利除以餐廳層面收入 計算。餐廳層面經營溢利是通過自餐廳 層面收入扣除若干餐廳層面成本及開支 計算得出，包括(i)餐廳層面開支，如餐 廳層面原材料及易耗品成本、餐廳層面 員工成本、餐廳層面物業租金及相關開 支、餐廳層面水電開支、餐廳層面折舊 及攤銷、餐廳層面差旅及通訊開支以及 包括各地區的開業前開支在內的餐廳層 面其他開支；及(ii)各地區產生的管理 費。餐廳層面原材料及易耗品成本包括 海底撈餐廳內所用的中央廚房相關食材 與易耗品成本，以及直接從供應商採購 的食材及易耗品成本。

Management Discussion and Analysis
管理層討論與分析

Same Store Sales

同店銷售

The following table sets forth details of the Group's same store sales of Haidilao restaurants by geographic region for the periods indicated:

下表載列本集團於所示期間按地理區域劃分的海底撈餐廳同店銷售詳情：

		For the six months ended June 30, 截至6月30日止六個月	
		2025 **2025年**	2024 2024年
Number of same stores[2]	**同店數量[2]**		
Southeast Asia	東南亞	61	
East Asia	東亞	14	
North America	北美洲	17	
Others[1]	其他[1]	9	
Overall	**整體**	101	
Same store sales[3] (US$'000)	**同店銷售額[3]（千美元）**		
Southeast Asia	東南亞	172,158	174,158
East Asia	東亞	48,706	39,840
North America	北美洲	68,331	66,060
Others[1]	其他[1]	42,145	41,619
Overall	**整體**	331,340	321,677
Average same store sales per day[4] (US$'000)	**同店平均日銷售額[4]（千美元）**		
Southeast Asia	東南亞	15.6	15.8
East Asia	東亞	19.3	15.8
North America	北美洲	22.2	21.4
Others[1]	其他[1]	25.9	25.6
Overall	**整體**	18.2	17.6
Average spending per guest (US$)	**顧客人均消費（美元）**		
Southeast Asia	東南亞	18.7	18.8
East Asia	東亞	28.8	28.0
North America	北美洲	40.5	42.8
Others[1]	其他[1]	39.3	42.7
Overall	**整體**	24.3	24.3
Average same store table turnover rate[5] (times/day)	**同店平均翻檯率[5]（次／天）**		
Southeast Asia	東南亞	3.7	3.8
East Asia	東亞	4.8	4.2
North America	北美洲	4.0	4.1
Others[1]	其他[1]	4.2	4.0
Overall	**整體**	3.9	3.9

18 / 特海国际控股有限公司 Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Notes:

(1) Includes Australia, the United Kingdom and the United Arab Emirates.

(2) Includes restaurants that commenced operations prior to the beginning of the periods under comparison, remained open as of June 30, 2025 and opened for more than 150 days both in six months ended June 30, 2024 and six months ended June 30, 2025.

(3) Refers to the gross revenue of Haidilao restaurant operation at the same stores for the periods indicated.

(4) Calculated by dividing the gross revenue of Haidilao restaurant operation at the same stores for the periods by the total Haidilao restaurant operation days at the same stores for the periods.

(5) Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operation days for the periods and average table count at the same stores during the periods.

Delivery Business

The Group's revenue from delivery business amounted to US$7.7 million for the six months ended June 30, 2025, representing an increase of 48.1% from US$5.2 million for the corresponding period in 2024. This increase was primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

Others

Others mainly include sales of hot pot condiment products and food under secondary brands to local guests and retailers.

The Group's revenue from others amounted to US$11.5 million for the six months ended June 30, 2025, representing an increase of 25.0% from US$9.2 million for the corresponding period in 2024. This increase reflected (i) the increasing popularity of hot pot condiment products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the "Pomegranate Plan" through strategic exploration of diverse business forms.

附註：

(1) 包括澳大利亞、英國及阿拉伯聯合酋長國。

(2) 包括比較期間開始前已開始運營且於截至2025年6月30日仍開業及於截至2024年6月30日止六個月及截至2025年6月30日止六個月均開放超過150天的餐廳。

(3) 指於所示期間同店海底撈餐廳經營的總收入。

(4) 按期內同店海底撈餐廳經營的總收入除以期內同店海底撈餐廳總營業日數計算。

(5) 按期內服務總桌數除以期內海底撈餐廳總營業日數及期內同店平均餐桌數之乘積計算。

外賣業務

截至2025年6月30日止六個月，本集團來自外賣業務的收入為7.7百萬美元，較2024年同期的5.2百萬美元增加48.1%。該增加主要是由於(i)根據市場需求不斷優化外賣產品及服務；及(ii)與當地外賣平台進行戰略營銷合作。

其他

其他主要包括來自向當地顧客及零售商銷售火鍋調味品及子品牌食品的收入。

截至2025年6月30日止六個月，本集團來自其他的收入為11.5百萬美元，較2024年同期的9.2百萬美元增加25.0%。該增加反映了(i)火鍋調味品在當地客戶和零售商中越來越受歡迎；及(ii)通過戰略探索多樣化的業務形式來孵化「紅石榴計劃」下的第二品牌餐廳。

中期報告
2025 Interim Report / 19

Management Discussion and Analysis
管理層討論與分析

OTHER INCOME

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group's other income amounted to US$4.8 million for the six months ended June 30, 2025, representing an increase of 45.5% from US$3.3 million for the corresponding period in 2024. This increase was primarily attributable to higher interest income from bank deposit, partially offset by a decrease in government grants received.

RAW MATERIALS AND CONSUMABLES USED

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operation, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group's raw materials and consumables used amounted to US$134.7 million for the six months ended June 30, 2025, representing an increase of 8.1% from US$124.6 million for the corresponding period in 2024. This increase was mainly due to an increase in food ingredient costs resulting from the enlargement of business scale and revenue increase. As a percentage of revenue, the Group's raw materials and consumables used increased from 33.6% for the six months ended June 30, 2024 to 34.0% for the six months ended June 30, 2025.

其他收入

其他收入主要包括(i)政府補助；及(ii)銀行存款及租賃押金的利息收入。

截至2025年6月30日止六個月，本集團的其他收入為4.8百萬美元，較2024年同期的3.3百萬美元增加45.5%。該增加主要原因是銀行存款的利息收入增加，部分被所收到的政府補助減少所抵銷。

原材料及易耗品成本

原材料及易耗品成本包括以下各項：(i)用於餐廳的食材，包括鍋底及菜品；(ii)餐廳經營所用的易耗品，包括一次性用品，例如紙巾、一次性餐具及檯布；及(iii)其他，包括物流及運輸費。

截至2025年6月30日止六個月，本集團的原材料及易耗品成本為134.7百萬美元，較2024年同期的124.6百萬美元增加8.1%。該增加主要是由於業務規模擴大及收入增加令食材成本增加。本集團的原材料及易耗品成本所佔收入百分比由截至2024年6月30日止六個月的33.6%增至截至2025年6月30日止六個月的34.0%。

20 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

STAFF COSTS

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group's staff costs amounted to US$140.2 million for the six months ended June 30, 2025, representing an increase of 11.0% from US$126.3 million for the corresponding period in 2024. This increase was mainly due to (i) an increase in the number of employees in line with restaurant network expansion, along with an increase in guest visits and table turnover rate; and (ii) our increased investment in employee benefits and development to enhance staff loyalty and job satisfaction. As a percentage of revenue, the Group's staff costs increased from 34.1% for the six months ended June 30, 2024 to 35.3% for the six months ended June 30, 2025.

員工成本

員工成本包括(i)僱員薪金及其他津貼；(ii)員工福利；及(iii)退休福利計劃供款。

截至2025年6月30日止六個月，本集團的員工成本為140.2百萬美元，較2024年同期的126.3百萬美元增加11.0%。該增加主要是由於(i)餐廳網絡較2024年同期持續拓張帶來的員工數量增加，以及客流量和翻檯率的提升；及(ii)我們增加了對員工福利和發展的投資，以提升員工忠誠度和工作滿意度。本集團的員工成本所佔收入百分比由截至2024年6月30日止六個月的34.1%增至截至2025年6月30日止六個月的35.3%。

RENTALS AND RELATED EXPENSES

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group's property rentals and related expenses amounted to US$11.6 million for the six months ended June 30, 2025, representing an increase of 27.5% from US$9.1 million for the corresponding period in 2024. This increase was mainly due to (i) increased short-term lease payments aligned with warehouse leasing expansion to support our restaurant network growth, and (ii) increased property management fees resulting from the opening of new restaurants.

租金及相關開支

租金及相關開支主要包括物業管理費、可變租賃付款及我們就辦公室及倉庫簽訂的短期租賃的租賃付款。

截至2025年6月30日止六個月，本集團的物業租金及相關開支為11.6百萬美元，較2024年同期的9.1百萬美元增加27.5%。該增加主要是由於(i)隨著倉庫租賃擴張，短期租賃費用有所增加，以支持餐廳網絡擴張，及(ii)開設新餐廳令物業管理費增加。

中期報告
2025 Interim Report / 21

特海國際控股有限公司 22 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 水電開支 水電開支主要包括電費、燃氣費及水費。 截至2024年及2025年6月30日止六個 月，本集團的水電開支維持相對穩定， 分別為13.7百萬美元及14.1百萬美元。 截至2024年及2025年6月30日止六個 月，水電開支所佔收入百分比維持相對 穩定，分別為3.7%及3.6%。 折舊及攤銷 折舊及攤銷包括物業、廠房及設備的折 舊開支，主要包括租賃物業裝修、租賃 土地及樓宇、機器、運輸設備、家具及 裝置以及進行中的裝修及使用權資產。 截至2025年6月30日止六個月，本集團 的折舊及攤銷為39.7百萬美元，較2024 年同期的39.0百萬美元輕微增加1.8%。 截至2024年及2025年6月30日止六個 月，折舊及攤銷所佔收入百分比分別保 持穩定在10.5%及10.0%。 UTILITIES EXPENSES Utilities expenses primarily consisted of expenses on electricity, gas and water. The Group’s utilities expenses remained relatively stable at US$13.7 million and US$14.1 million for the six months ended June 30, 2024 and 2025, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.7% and 3.6% for the six months ended June 30, 2024 and 2025, respectively. DEPRECIATION AND AMORTIZATION Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily included leasehold improvements, leasehold land and building, machinery, transportation equipment, furniture and fixtures and renovation in progress and right-of-use assets. The Group’s depreciation and amortization amounted to US$39.7 million for the six months ended June 30, 2025, representing a slightly increase of 1.8% from US$39.0 million for the corresponding period in 2024. As a percentage of revenue, depreciation and amortization remained stable at 10.5% and 10.0% for the six months ended June 30, 2024 and 2025, respectively.

Management Discussion and Analysis
管理層討論與分析

TRAVELING AND COMMUNICATION EXPENSES

Traveling and communication expenses mainly consisted of international and regional travel expenses of staff for opening new restaurants and restaurant operation inspection.

The Group's traveling and communication expenses amounted to US$3.7 million for the six months ended June 30, 2025, representing an increase of 15.6% from US$3.2 million for the corresponding period in 2024. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, traveling and communication expenses remained relatively stable for the six months ended June 30, 2024 and 2025, both at 0.9%.

OTHER EXPENSES

Other expenses comprised of (i) administrative expenses; (ii) consulting service expenses; (iii) bank charges; (iv) outsourcing service fees; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group's other expenses amounted to US$40.7 million for the six months ended June 30, 2025, representing an increase of 23.0% from US$33.1 million for the corresponding period in 2024. As a percentage of revenue, other expenses increased from 8.9% for the six months ended June 30, 2024 to 10.3% for the six months ended June 30, 2025. This increase was primarily attributable to (i) an increase in outsourcing service fee of US$3.1 million, stemming from restaurant network expansion; (ii) an increase in consulting fees of US$1.5 million, representing research investments for secondary brand development; and (iii) an increase in business development expenses of US$1.2 million, resulting from intensified marketing efforts.

差旅及通訊開支

差旅及通訊開支主要包括因開設新餐廳及視察餐廳經營而產生的員工國際及區域差旅開支。

截至2025年6月30日止六個月，本集團的差旅及通訊開支為3.7百萬美元，較2024年同期的3.2百萬美元增加15.6%。該增加主要是由於隨著業務擴張，商務旅行有所增加。截至2024年及2025年6月30日止六個月，差旅及通訊開支所佔收入百分比維持相對穩定，均為0.9%。

其他開支

其他開支包括(i)行政開支；(ii)諮詢服務開支；(iii)銀行服務費；(iv)外包服務費；及(v)其他，主要包含日常維護開支、倉儲開支及業務發展開支。

截至2025年6月30日止六個月，本集團的其他開支為40.7百萬美元，較2024年同期的33.1百萬美元增加23.0%。其他開支所佔收入百分比由截至2024年6月30日止六個月的8.9%增至截至2025年6月30日止六個月的10.3%。該增加主要歸因於(i)餐廳網絡擴張，令外包服務費增加3.1百萬美元；(ii)諮詢服務開支增加1.5百萬美元，用於發展第二品牌的調研投入；及(iii)業務發展開支增加1.2百萬美元，源於營銷力度的加強。

中期報告
2025 Interim Report / 23

特海國際控股有限公司 24 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 其他收益（虧損）淨額 其他收益（虧損）淨額主要包括(i)就物 業、廠房及設備以及使用權資產確認 的減值虧損淨額或減值撥回；(ii)出售物 業、廠房及設備以及終止租賃的虧損或 收益，即與我們決定暫停開業的餐廳終 止租賃有關的使用權資產及租賃負債的 撥回；(iii)匯兌虧損或收益淨額，其按匯 率變動而出現按年波動；(iv)按公允值計 入損益（「按公允值計入損益」）的金融資 產產生的收益淨額；及(v)其他。 截至2025年6月30日止六個月，本集團 錄得其他收益淨額23.4百萬美元，2024 年同期則錄得其他虧損淨額18.1百萬美 元。該變化主要歸因於截至2025年6月 30日止六個月確認了23.8百萬美元的匯 兌收益淨額，而2024年同期由於匯率波 動確認了19.5百萬美元的匯兌虧損淨額。 財務成本 財務成本指(i)租賃負債利息；及(ii)解除貼 現的利息開支，主要關於本集團用作餐 廳的物業的復墾撥備。 截至2025年6月30日止六個月，本集團 的財務成本為5.5百萬美元，較2024年同 期的3.9百萬美元增加41.0%。該增加直 接歸因於餐廳網絡擴張，推動了租賃負 債及餐廳復墾撥備的相應增加。 OTHER GAINS (LOSSES) – NET Other gains (losses) – net primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets; (ii) loss or gain on disposal of property, plant and equipment and termination of leases, which represented reversals of right-of-use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iii) net foreign exchange losses or gains, which fluctuated from year-to-year based on exchange rate movements; (iv) net gain arising on financial assets at fair value through profit or loss (“FVTPL”); and (v) others. The Group recorded net other gains of US$23.4 million for the six months ended June 30, 2025, compared to net other losses of US$18.1 million for the corresponding period in 2024. This change was primarily attributable to the recognition of US$23.8 million in net foreign exchange gains for the six months ended June 30, 2025, compared to net foreign exchange loss of US$19.5 million for the corresponding period in 2024, as a result of fluctuation of exchange rate. FINANCE COSTS Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants. The Group’s finance costs amounted to US$5.5 million for the six months ended June 30, 2025, representing an increase of 41.0% from US$3.9 million for the corresponding period in 2024. This increase was directly attributable to the expansion of our restaurant network, which drove corresponding growth in both lease liabilities and restaurant restoration provisions.

Management Discussion and Analysis
管理層討論與分析

INCOME TAX EXPENSE

The Group recorded income tax expenses of US$5.3 million and US$6.4 million for the six months ended June 30, 2024 and 2025, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits throughout the six months ended June 30, 2025.

所得稅開支

截至2024年及2025年6月30日止六個月，本集團錄得的所得稅開支分別為5.3百萬美元及6.4百萬美元。本集團稅項乃就截至2025年6月30日止六個月內的估計應課稅溢利按相關司法權區介乎9%至33%之現行稅率計算。

PROFIT (LOSS) FOR THE PERIOD

As a result of the foregoing, the Group recorded net profit of US$28.3 million for the six months ended June 30, 2025. For the corresponding period in 2024, the Group recorded net loss of US$4.6 million. This change was primarily due to the recognition of US$23.8 million in net foreign exchange gains, arising primarily from the unrealized exchange gains generated by the revaluation of monetary items which are denominated in currencies other than the reporting currency (US Dollar) as a result of exchange rate fluctuations in the first half of 2025.

期內溢利(虧損)

由於上述原因，截至2025年6月30日止六個月，本集團錄得淨利潤28.3百萬美元。於2024年同期，本集團錄得淨虧損4.6百萬美元。該變化主要是由於確認匯兑收益淨額23.8百萬美元，主要是由於2025年上半年匯率波動導致以報告貨幣(美元)以外的貨幣計值的貨幣項目重新估值產生的未變現匯兑收益。

INVENTORIES

Inventories mainly consisted of food ingredients and other materials used in the restaurant operation, the hot pot condiment products for sale and food products under Haidilao brand and secondary brands.

The Group's inventories amounted to US$35.1 million as of June 30, 2025, representing an increase of 11.4% from US$31.5 million as of December 31, 2024. This increase was primarily attributable to elevated inventory levels maintained to support (i) our newly opened outlets during the first half of 2025, and (ii) anticipated seasonal demand during peak business periods.

The turnover days of inventory increased from 42.8 days for the year ended December 31, 2024 to 44.5 days for the six months ended June 30, 2025. Inventory turnover days equals the average of the beginning and ending inventories for that period divided by raw materials and consumables used for that period and multiplied by 360 days or 180 days.

存貨

存貨主要包括餐廳經營所用的食材及其他材料，以及待售的火鍋調味品、海底撈品牌及子品牌的食品。

截至2025年6月30日，本集團的存貨為35.1百萬美元，較截至2024年12月31日的31.5百萬美元增加11.4%。該增加主要歸因於為支持(i)2025年上半年新開設門店；及(ii)業務高峰期的預期季節性需求而維持較高的庫存水平。

存貨周轉天數由截至2024年12月31日止年度的42.8天增至截至2025年6月30日止六個月的44.5天。存貨周轉天數等於該期間期初及期末存貨的平均值除以該期間的原材料及易耗品成本再乘以360天或180天。

中期報告
2025 Interim Report / 25

特海國際控股有限公司 26 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 貿易及其他應收款項以及預付款項 貿易及其他應收款項以及預付款項主要 包括(i)來自信用卡網絡、外賣平台及支付 平台的貿易應收款項；(ii)預付供應商款 項；(iii)待抵扣進項增值稅；及(iv)其他。 截至2025年6月30日，本集團的貿易及 其他應收款項以及預付款項的即期部分 為26.6百萬美元，較截至2024年12月 31日的30.8百萬美元減少13.6%。該減 少主要反映我們加強了對預付款項的控 制，作為持續努力優化營運資金效率的 一部分。 本集團貿易及其他應收款項以及預付款 項的非即期部分包括非即期其他應收款 項及非即期預付款項，截至2024年12月 31日及2025年6月30日，該等款項維持 相對穩定，分別為2.3百萬美元及2.1百 萬美元。 貿易應收款項周轉天數由截至2024年12 月31日止年度的7.7天減至截至2025年6 月30日止六個月的6.4天。各期間的貿易 應收款項周轉天數等於該期間期初及期 末貿易應收款項結餘的平均值除以該期 間的收入再乘以360天或180天。貿易應 收款項周轉天數減少是受假期季節影響 導致年底貿易應收款項結餘增加所推動。 TRADE AND OTHER RECEIVABLES AND PREPAYMENTS Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others. The Group’s current portion of trade and other receivables and prepayments amounted to US$26.6 million as of June 30, 2025, representing a decrease of 13.6% from US$30.8 million as of December 31, 2024. This decrease primarily reflected our strengthened controls over prepayments, as part of ongoing efforts to enhance working capital efficiency. The Group’s non-current portion of trade and other receivables and prepayments consisted of non-current other receivables and non-current prepayments, which remained relatively stable at US$2.3 million and US$2.1 million as of December 31, 2024 and June 30, 2025, respectively. The turnover days of trade receivables decreased from 7.7 days for the year ended December 31, 2024 to 6.4 days for the six months ended June 30, 2025. Trade receivables turnover days for each period equals the average of the beginning and ending balances of trade receivables for that period divided by the revenue for the period and multiplied by 360 days or 180 days. The decrease in trade receivables turnover days was driven by higher trade receivable balances at year-end due to holiday season effects.

27 中 期報 告 2025 Interim Report Management Discussion and Analysis 管理層討論與分析 貿易應付款項 貿易應付款項主要包括應付本集團食材 與易耗品供應商的結餘。大部分貿易應 付款項的信用期為30天至60天。 截至2025年6月30日，本集團貿易應付 款項為32.3百萬美元，較截至2024年12 月31日的30.7百萬美元增加5.2%。該增 加反映了我們採購原材料以支持加強餐 廳運營，這與存貨增長趨勢相符。 貿易應付款項周轉天數由截至2024年12 月31日止年度的45.5天減至截至2025年 6月30日止六個月的42.1天。各期間的 貿易應付款項周轉天數等於該期間期初 及期末貿易應付款項結餘的平均值除以 該期間的原材料及易耗品再乘以360天或 180天。貿易應付款項周轉天數減少主要 因為我們加強了對付款週期管理的控制。 流動資金及資本資源 本集團的現金主要用於為營運、擴張及 資本開支提供資金。截至2025年6月30 日止六個月，本公司主要通過經營所得 現金為營運資金提供資金。截至2025年 6月30日，本集團並無銀行借貸或承諾信 貸融資。 TRADE PAYABLES Trade payables mainly consisted of the balances due to the Group’s suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days. The Group’s trade payables amounted to US$32.3 million as of June 30, 2025, representing an increase of 5.2% from US$30.7 million as of December 31, 2024. The increase reflected our procurement of raw materials to support our enhanced restaurant operations, which was in line with the growth in inventory. The turnover days of trade payable decreased from 45.5 days for the year ended December 31, 2024 to 42.1 days for the six months ended June 30, 2025. Trade payable turnover days for each period equals the average of the beginning and ending balances of trade payable for that period divided by raw materials and consumables for the period and multiplied by 360 days or 180 days. The decrease in trade payables turnover days was primarily attributable to enhanced controls implemented over our payment cycle management. LIQUIDITY AND CAPITAL RESOURCES The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. During the six months ended June 30, 2025, the Company primarily funded its working capital through cash generated from its operations. As of June 30, 2025, the Group had no bank borrowing or committed credit facilities.

Management Discussion and Analysis
管理層討論與分析

The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis, and thus maintained a healthy liquidity position throughout the Reporting Period. To manage liquidity risk, the management closely monitors the Group's liquidity position and maintain sufficient cash and cash equivalents, ensures the availability of funding, and preserves the ability to settle the Group's payables. The Group strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

本集團在現金及財務管理方面採取審慎的財務政策，定期密切監測流動資金及資本資源，因此於整個報告期內維持穩健的流動資金狀況。為管控流動資金風險，管理層密切監測本集團流動資金狀況以及維持充足現金及現金等價物，確保可動用資金，並維持結清本集團應付款項的能力。本集團致力維持最佳流動資金狀況，在能夠滿足營運資金需求的同時支持持續的業務運營。

CAPITAL STRUCTURE

資本架構

The primary goal of the Group's capital management is to maintain the Group's stability and growth, safeguard its normal operations while maximizing shareholders' value through the optimization of debt and equity balances. The Group's overall strategy remains unchanged during the six months ended June 30, 2025.

本集團資本管理的主要目標為維持本集團的穩定及增長，保障其正常運營，同時通過優化債務及權益平衡使股東價值最大化。本集團的整體策略於截至2025年6月30日止六個月內保持不變。

As of June 30, 2025, the Company's capital structure comprised issued share capital and reserves. There has been no change in the capital structure since December 31, 2024. The Group did not have any debt securities or other capital instruments as of June 30, 2025. The Group regularly reviews and manages its capital structure, making timely adjustments in response to changing economic conditions. Such adjustments may include modifications to dividend distributions, capital increases, and the issuance of new capital instruments.

截至2025年6月30日，本公司的資本架構由已發行股本及儲備組成。資本架構自2024年12月31日起並無變動。截至2025年6月30日，本集團並無任何債務證券或其他資本工具。本集團定期審閱及管理其資本架構，根據經濟狀況的變化及時作出調整。該等調整可能包括修改股息分派、增加資本以及發行新資本工具。

CASH AND CASH EQUIVALENTS

現金及現金等價物

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment and enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. The Group's cash and cash equivalents amounted to US$258.5 million as of June 30, 2025, representing an increase of 1.5% from US$254.7 million as of December 31, 2024.

現金主要用作開設新餐廳及擴展門店網絡、採購食材與易耗品及設備、提升供應鏈管理能力、開展研發工作以加強門店管理數字化及其他技術應用，以及翻新與裝修餐廳的營運資金。截至2025年6月30日，本集團的現金及現金等價物為258.5百萬美元，較截至2024年12月31日的254.7百萬美元增加1.5%。

28 / 特海国际控股有限公司
Super Hi International Holding Ltd.

29 中 期報 告 2025 Interim Report Management Discussion and Analysis 管理層討論與分析 資本開支 資本開支指添置(i)租賃土地及樓宇；(ii)租 賃物業裝修；(iii)機器；(iv)運輸設備；(v) 家具及裝置；及(vi)進行中的裝修。 截至2025年6月30日止六個月，本集團 的資本開支為22.1百萬美元，主要用於 本集團新開設的餐廳及還在裝修籌備中 的餐廳。 本集團計劃通過其經營所得現金、於納 斯達克首次公開發售的未動用所得款項 以及現金及現金等價物為未來的資本開 支提供資金。 資產押記 截至2025年6月30日，本集團向多間銀 行抵押銀行存款3.0百萬美元以作為支付 出租人的租金款項的擔保。 CAPITAL EXPENDITURE Capital expenditure represented additions to (i) leasehold land and building; (ii) leasehold improvements; (iii) machinery; (iv) transportation equipment; (v) furniture and fixture; and (vi) renovation in progress. The Group’s capital expenditure amounted to US$22.1 million for the six months ended June 30, 2025, which was mainly for the Group’s new restaurants opened and those still in the process of renovation and preparation. The Group plans to finance future capital expenditures through cash generated from its operations, the unutilized proceeds from initial public offering on NASDAQ, and cash and cash equivalents. CHARGE ON ASSETS As of June 30, 2025, the Group charged bank deposits of US$3.0 million to banks to secure rental payments to the lessors.

Management Discussion and Analysis
管理層討論與分析

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the six months ended June 30, 2025 and up to the date of this interim report, the Group does not have any concrete committed plans for material investments or capital assets for disclosure.

重大投資或資本資產的未來計劃

本集團將繼續廣泛尋找潛在的策略性投資機會，並尋求收購可為本集團帶來協同效應的潛在優質目標業務及資產。截至2025年6月30日止六個月及直至本中期報告日期，本集團並無任何具體承諾的重大投資或資本資產計劃須予以披露。

FINANCIAL RATIOS

The following table sets forth certain of the Company's financial ratios as of the date indicated:

財務比率

下表載列本公司截至所示日期的若干財務比率：

		As of 截至	
		June 30, 2025 2025年 6月30日	December 31, 2024 2024年 12月31日
Current ratio[1]	流動比率[1]	**2.5**	2.5
Gearing ratio[2]	資產負債比率[2]	**0.3**	0.3

Notes:

(1) Equals current assets divided by current liabilities as of the same date.

(2) Equals total borrowings divided by total assets as of the same date.

附註：

(1) 等於流動資產除以截至同日的流動負債。

(2) 等於借款總額除以截至同日的資產總額。

FOREIGN EXCHANGE RISK AND HEDGING

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risks. The Group does not use any derivative contracts to hedge against its exposure to currency risks. The Group manages its currency risks by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should the need arise.

The Group currently does not have a foreign exposure hedging policy. However, the management of the Group monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arises.

外匯匯兑風險及對沖

本集團進行若干以外幣計值的交易，令其面臨外幣風險。本集團並未使用任何衍生合約對沖其面臨的貨幣風險。本集團通過密切監控外幣匯率變動管理其貨幣風險，並於必要時考慮對沖重大外幣風險。

本集團現時並無外匯風險對沖政策。然而，本集團管理層將密切監控外匯風險，並於必要時考慮對沖重大外匯風險。

30 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

CONTINGENT LIABILITIES

As of June 30, 2025, the Group did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group's business, financial condition or results of operations.

或有負債

截至2025年6月30日，本集團並無任何可能對其業務、財務狀況或經營業績造成重大不利影響的重大或有負債、擔保或針對本集團任何成員公司的未決或威脅提起的任何重大訴訟或申索。

MATERIAL ACQUISITIONS AND DISPOSALS

Throughout the six months ended June 30, 2025, the Company did not have any material acquisitions or disposals of any subsidiaries, associates and joint ventures for disclosure.

重大收購及處置

截至2025年6月30日止六個月，本公司並無任何附屬公司、聯營公司及合營企業的任何重大收購或處置須予披露。

SIGNIFICANT INVESTMENT UNDER HONG KONG LISTING RULES

The Company did not hold any significant investments as defined under the Hong Kong Listing Rules during the Reporting Period.

香港上市規則項下的重大投資

本公司於報告期內並無持有香港上市規則所界定的任何重大投資。

NO MATERIAL CHANGES

Saved as disclosed in this interim report, during the Reporting Period, there were no material changes affecting the Group's performance that needs to be disclosed under Paragraphs 40(2) and 46 of Appendix D2 to the Hong Kong Listing Rules.

無重大變化

除本中期報告所披露者外，於報告期內並無影響本集團表現的重大變動須按照香港上市規則附錄D2第40(2)及46段作出披露。

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2025, the Group had a total of 13,651 full-time and part-time employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$140.2 million.

The Group's remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

員工及薪酬政策

截至2025年6月30日，本集團共有13,651名全職及兼職員工。報告期內，本集團產生員工成本（包括薪金及其他津貼、福利及退休福利計劃供款）140.2百萬美元。

本集團的薪酬政策乃根據不同地區的薪金水平、員工職級及業績表現以及市場狀況釐定。本集團亦向員工提供其他福利，包括醫療計劃、退休金供款計劃及股份獎勵計劃。為保持工作人員的素質、知識及技能水平，本集團根據不同部門員工的需求定期提供專業培訓，包括由高級員工或第三方顧問定期進行的培訓課程，內容涵蓋本集團業務運作的各個方面，使員工了解餐飲行業的最新發展及業務技能，與時俱進。本集團亦不時組織研討會討論具體事項。

中期報告
2025 Interim Report / 31

特海國際控股有限公司 32 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 NON-IFRS FINANCIAL MEASURE In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards. Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards. Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business. Restaurant level operating profit is calculated by deducting certain restaurant level costs and expenses from restaurant level revenue, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers. The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors. 非國際財務報告準則財務計量 於評估本集團業務時，本集團考慮並使 用非國際財務報告準則計量，即餐廳層 面經營溢利率（按(i)餐廳層面經營溢利除 以(ii)餐廳層面收入計算），作為補充計量 指標以審閱及評估其經營表現。該等非 國際財務報告準則財務計量的呈列不應 被視為獨立於或可替代根據國際財務報 告準則會計準則編製及呈列的財務資料。 餐廳層面經營溢利率是本集團餐廳經營 業績的補充計量指標，其計算方法可 能與其他公司呈報的類似計量沒有可比 性。餐廳層面經營溢利率作為一項分析 工具具有局限性，不應認為其可替代對 本集團根據國際財務報告準則會計準則 呈報業績的分析。 餐廳層面收入指本集團兩大業務條線海 底撈餐廳經營及外賣業務所產生的總收 入。 餐廳層面經營溢利乃通過自餐廳層面收 入扣除若干餐廳層面的成本及開支（包括 (i)餐廳層面開支，如餐廳層面原材料及易 耗品成本、餐廳層面員工成本、餐廳層 面物業租金及相關開支、餐廳層面水電 開支、餐廳層面折舊及攤銷、餐廳層面 差旅及通訊開支以及包括各地區的開業 前開支在內的餐廳層面其他開支；及(ii) 各地區所產生的管理費用）後計算得出。 餐廳層面原材料及易耗品成本包括本集 團海底撈餐廳所用的中央廚房相關食材 與易耗品成本，以及直接從供應商處採 購的食材及易耗品的成本。 本集團認為餐廳層面經營溢利率是評估 本集團各餐廳的單獨及合併業績及盈利 能力的重要計量指標。本集團以餐廳層 面經營溢利率數據為基準來衡量本集團 與競爭對手的業績。

33 中 期報 告 2025 Interim Report Management Discussion and Analysis 管理層討論與分析 The table set forth below reconciles total revenue to restaurant level revenue: For the six months ended June 30, 截至6月30日止六個月 2025 2024 2025年 2024年 (US$ in thousands) （千美元） Total revenue 總收入 396,733 370,930 Less: Revenue (Others) 減：收入（其他） (11,527) (9,248) Restaurant level revenue 餐廳層面收入 385,206 361,682 The computation of restaurant level operating margin is as follows: For the six months ended June 30, 截至6月30日止六個月 2025 2024 2025年 2024年 (US$ in thousands) （千美元） Restaurant level revenue 餐廳層面收入 385,206 361,682 Less: Restaurant level costs and expenses 減：餐廳層面成本及開支 (360,390) (330,319) Restaurant level operating profit 餐廳層面經營溢利 24,816 31,363 Restaurant level operating margin* 餐廳層面經營溢利率* 6.4% 8.7% * Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue. * 餐廳層面經營溢利率按(i)餐廳層面經營 溢利除以(ii)餐廳層面收入計算。 下表載列總收入與餐廳層面收入的對賬： 餐廳層面經營溢利率的計算如下：

特海國際控股有限公司 34 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit. For the six months ended June 30, 截至6月30日止六個月 2025 2024 2025年 2024年 (US$ in thousands) （千美元） Income from operation(1) 經營溢利(1) 11,811 20,869 Less: 減： Revenue (Others) 收入（其他） (11,527) (9,248) Other income(2) 其他收入(2) (1,084) (1,853) Add non-restaurant level cost and expenses(3): 加非餐廳層面的成本及 開支(3)： Raw materials and consumables used(4) 原材料及易耗品成本(4) 6,822 4,108 Staff costs 員工成本 5,800 5,593 Rentals and related expenses 租金及相關開支 1,035 298 Utilities expenses 水電開支 917 838 Depreciation and amortization 折舊及攤銷 3,108 2,980 Traveling and communication expenses 差旅及通訊開支 621 439 Listing expenses 上市開支 – 2,460 Other expenses 其他開支 6,027 4,497 Other losses – net(5) 其他虧損淨額(5) 1,286 382 Restaurant level operating profit 餐廳層面經營溢利 24,816 31,363 Restaurant level operating margin 餐廳層面經營溢利率 6.4% 8.7% 下表載列經營溢利的對賬，此為對餐廳 層面經營溢利而言最直接可比較的國際 財務報告準則計量指標。

35 中 期報 告 2025 Interim Report Management Discussion and Analysis 管理層討論與分析 Notes: (1) Income from operation is calculated by profit for the period excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense. (2) Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income. (3) Non-restaurant level cost and expenses mainly relate to costs associated with revenue (others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs. (4) Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers. (5) Other losses – net primarily consist of net impairment loss (reversal) recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL. 附註： (1) 經營溢利按期內收益剔除利息收入（已 計入其他收入）、財務成本、因重新計 量並非以功能貨幣計值的結餘而產生的 未變現外匯差額、按公允值計入損益的 金融資產產生的收益淨額及所得稅開支 後計算。 (2) 其他收入主要包括當地政府為支持本集 團業務發展給予我們的相關補貼，但不 包括非經營利息收入。 (3) 非餐廳層面成本及開支主要涉及與收入 （其他）相關的成本、與中央廚房相關 的運營成本及開支以及公司及未分配成 本。 (4) 非餐廳層面經營的原材料及易耗品成本 主要涉及中央廚房採購的食材成本，該 等食材並非用於海底撈餐廳，而是用於 向當地顧客及零售商銷售火鍋調味品及 海底撈品牌及子品牌的食品。 (5) 其他虧損淨額主要包括物業、廠房及設 備以及使用權資產確認的減值虧損（撥 回）淨額，但不包括因重新計量並非以 功能貨幣計值的結餘而產生的未變現外 匯差額及按公允值計入損益的金融資產 產生的收益淨額。

特海國際控股有限公司 36 Super Hi International Holding Ltd. Corporate Governance and Other Information 企業管治及其他資料 DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES As of June 30, 2025, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows: Interest in the Company 董事及最高行政人員於股份、相關股份 及債權證中的權益及淡倉 截至2025年6月30日，本公司董事及最 高行政人員於本公司或其任何相聯法團 （定義見證券及期貨條例第XV部）的股 份、相關股份或債權證中擁有(a)根據證 券及期貨條例第XV部第7及8分部須知會 本公司及聯交所的權益及淡倉（包括彼等 根據證券及期貨條例的有關條文被當作 或被視為擁有的權益及淡倉）；(b)根據證 券及期貨條例第352條須登記於該條所指 登記冊的權益及淡倉；或(c)根據標準守 則須知會本公司及聯交所的權益及淡倉 如下： 於本公司的權益 Name of Director and chief executive Nature of Interest Number of Shares Approximate percentage of the total issued share capital as at June 30, 2025 (4) 董事及最高行政人員姓名 權益性質 股份數目 於2025年6月30日佔 已發行股本總數的 概約百分比(4) Ms. SHU Ping(1) Founder of a discretionary trust 337,667,125(L) 51.92% 舒萍女士(1) 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益 Ms. June YANG Lijuan(2) Beneficial owner 17,757,122(L) 2.73% 楊利娟女士(2) 實益擁有人 Beneficiary of a trust 信託受益人 Mr. LI Yu(3) Beneficial owner 39,750(L) 0.006% 李瑜先生(3) 實益擁有人 Ms. LIU Li(3) Beneficial owner 3,096,650(L) 0.48% 劉麗女士(3) 實益擁有人

Corporate Governance and Other Information
企業管治及其他資料

Remark: (L) representing long position.

Notes:

(1) Details of the nature of interest held by Ms. SHU Ping are provided in the notes (1) to (4) to "－Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares" in this section.

(2) Ms. June YANG Lijuan (as the settlor of the Ming Trust, the beneficiaries of which are Ms. June YANG Lijuan and The Ting Trust) and J.P. Morgan Trust Company (Singapore) Pte. Ltd. (as the trustee of the Ming Trust) are taken to be interested in the Shares held by YLJ YIHAI LTD and Elite Ming Limited under the SFO.

(3) Mr. LI Yu is interested in 39,750 Shares by virtue of the award Shares granted to him under the Share Award Scheme. Ms. LIU Li is interested in 3,096,650 Shares by virtue of the award Shares granted to her under the Share Award Scheme.

(4) As at June 30, 2025, the Company had 650,299,000 issued Shares in total.

Save as disclosed above, as of June 30, 2025, none of the Directors or chief executive of the Company and their respective associates has or is deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which will be required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); (b) to be recorded in the register to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

備註：(L)代表好倉。

附註：

(1) 有關舒萍女士所持權益性質的詳情載於本節「－主要股東於股份及相關股份中的權益及淡倉」附註(1)至(4)。

(2) 根據證券及期貨條例，楊利娟女士（作為Ming Trust的財產授予人，而Ming Trust的受益人為楊利娟女士及Ting Trust）及J.P. Morgan Trust Company (Singapore) Pte. Ltd.（作為Ming Trust的受託人）被視為於YLJ YIHAI LTD及Elite Ming Limited所持的股份中擁有權益。

(3) 李瑜先生因根據股份獎勵計劃獲授予獎勵股份而於39,750股股份中擁有權益。劉麗女士因根據股份獎勵計劃獲授予獎勵股份而於3,096,650股股份中擁有權益。

(4) 截至2025年6月30日，本公司已發行股份共計650,299,000股。

除上文所披露者外，截至2025年6月30日，本公司董事或最高行政人員及彼等各自的聯繫人於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中概無擁有或被視為擁有(a)根據證券及期貨條例第XV部第7及8分部將須知會本公司及聯交所的任何權益或淡倉（包括彼等根據證券及期貨條例的有關條文被當作或被視為擁有的權益及淡倉）；(b)根據證券及期貨條例第352條將須記錄於本公司所存置的登記冊內的任何權益或淡倉；或(c)根據標準守則將須知會本公司及聯交所的任何權益或淡倉。

中期報告
2025 Interim Report / 37

Corporate Governance and Other Information
企業管治及其他資料

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

主要股東於股份及相關股份中的權益及淡倉

As of June 30, 2025, the followings are the persons who had interests or short positions in the Shares and underlying Shares which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of Part XV of the SFO:

截至2025年6月30日，下列人士為於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部的條文須知會本公司及聯交所的權益或淡倉的人士，或根據證券及期貨條例第XV部第336條本公司須存置的權益登記冊所記錄的權益或淡倉的人士：

Name of Shareholder 股東姓名／名稱	Nature of Interest 權益性質	Number of Shares 股份數目	Approximate percentage of the total issued share capital as at June 30, 2025 [10] 於2025年6月30日佔已發行股本總數的概約百分比[10]
UBS Trustees (B.V.I.) Limited[2][3][4][6][7][8]	Trustee 受託人	386,245,826(L)	59.40%
Mr. ZHANG Yong[1][2][3][4][8] 張勇先生[1][2][3][4][8]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	337,667,125(L)	51.92%
Ms. SHU Ping[1][2][3][4][8] 舒萍女士[1][2][3][4][8]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	337,667,125(L)	51.92%
ZY NP LTD[2][4][8]	Beneficial owner 實益擁有人 Interest in a controlled corporation 受控法團權益	295,070,923(L)	45.37%
NP UNITED HOLDING LTD ("**NP United**")[4][8]	Beneficial owner 實益擁有人	180,197,011(L)	27.71%

38 / 特海国际控股有限公司 Super Hi International Holding Ltd.

Corporate Governance and Other Information
企業管治及其他資料

Name of Shareholder 股東姓名／名稱	Nature of Interest 權益性質	Number of Shares 股份數目	Approximate percentage of the total issued share capital as at June 30, 2025 (10) 於2025年6月30日佔已發行股本總數的概約百分比(10)
Ms. Hailey LEE (5)(6)(7)(8) 李海燕女士(5)(6)(7)(8)	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Interest of spouse 配偶權益 Beneficial owner 實益擁有人	53,828,702(L)	8.28%
Mr. Sean SHI(5)(6)(7)(8) 施永宏先生(5)(6)(7)(8)	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Interest of spouse 配偶權益	53,828,702(L)	8.28%
SP NP LTD(3)(8)	Beneficial owner 實益擁有人	42,596,202(L)	6.55%
LHY NP LTD(7)(8)	Beneficial owner 實益擁有人	33,115,501(L)	5.09%
Futu Trustee Limited(9) 富途信託有限公司(9)	Trustee 受託人	61,933,000(L)	9.52%
ESOP Platform I(9) ESOP平台I(9)	Beneficial owner 實益擁有人	43,353,100(L)	6.67%

Remark: (L) representing long position.

Notes:

(1) Ms. SHU Ping is the spouse of Mr. ZHANG Yong. Therefore, Ms. SHU Ping is deemed to be interested in the Shares in which Mr. ZHANG Yong is interested and Mr. ZHANG Yong is deemed to be interested in the Shares in which Ms. SHU Ping is interested under the SFO.

備註：(L)代表好倉。

附註：

(1) 舒萍女士為張勇先生的配偶。因此，根據證券及期貨條例，舒萍女士被視為於張勇先生擁有權益的股份中擁有權益，及張勇先生被視為於舒萍女士擁有權益的股份中擁有權益。

中期報告
2025 Interim Report / 39

Corporate Governance and Other Information
企業管治及其他資料

(2) ZY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of ZY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Apple Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Apple Trust. Apple Trust is a discretionary trust set up by Mr. ZHANG Yong as the settlor and protector on August 22, 2018 for the benefit of himself, Ms. SHU Ping and their family. Therefore, Mr. ZHANG Yong (as the founder of Apple Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by ZY NP LTD under the SFO.

(3) SP NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SP NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Rose Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Rose Trust. Rose Trust is a discretionary trust set up by Ms. SHU Ping as the settlor and protector on August 22, 2018 for the benefit of herself, Mr. ZHANG Yong and their family. Ms. SHU Ping (as the founder of Rose Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by SP NP LTD under the SFO.

(4) NP UNITED HOLDING LTD is an investment holding company incorporated in the BVI and is owned as to approximately 51.78% by ZY NP LTD and 16.07% by SP NP LTD, among others. Therefore, Mr. ZHANG Yong, ZY NP LTD and UBS Trustees (B.V.I.) Limited are deemed to be interested in the Shares in which NP UNITED HOLDING LTD is interested under the SFO.

(5) Ms. Hailey LEE directly holds 3,750,000 Shares in the Company and she is the spouse of Mr. Sean SHI. Therefore, Mr. Sean SHI is deemed to be interested in the Shares in which Ms. Hailey LEE is interested and Ms. Hailey LEE is deemed to be interested in the Shares in which Mr. Sean SHI is interested under the SFO.

(2) ZY NP LTD為一間於英屬處女群島註冊成立的投資控股公司。ZY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Apple Trust的受託人）通過UBS Nominees Limited（以Apple Trust受託人的代名人身份）全資擁有。Apple Trust為張勇先生以財產授予人及保護人的身份為其本身、舒萍女士及其家族的利益於2018年8月22日成立的全權信託。因此，根據證券及期貨條例，張勇先生（作為Apple Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於ZY NP LTD所持的股份中擁有權益。

(3) SP NP LTD為一間於英屬處女群島註冊成立的投資控股公司。SP NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Rose Trust的受託人）通過UBS Nominees Limited（以Rose Trust受託人的代名人身份）全資擁有。Rose Trust為舒萍女士以財產授予人及保護人的身份為其本身、張勇先生及其家族的利益於2018年8月22日成立的全權信託。根據證券及期貨條例，舒萍女士（作為Rose Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於SP NP LTD所持的股份中擁有權益。

(4) NP UNITED HOLDING LTD為一間於英屬處女群島註冊成立的投資控股公司，由ZY NP LTD持有約51.78%權益，及由SP NP LTD持有16.07%權益。因此，根據證券及期貨條例，張勇先生、ZY NP LTD及UBS Trustees (B.V.I.) Limited被視為於NP UNITED HOLDING LTD擁有權益的股份中擁有權益。

(5) 李海燕女士直接持有本公司的3,750,000股股份且其為施永宏先生的配偶。因此，根據證券及期貨條例，施永宏先生被視為於李海燕女士擁有權益的股份中擁有權益，及李海燕女士被視為於施永宏先生擁有權益的股份中擁有權益。

40 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Corporate Governance and Other Information
企業管治及其他資料

(6) SYH NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SYH NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders of Cheerful Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by SYH NP LTD under the SFO.

(7) LHY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of LHY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders of Cheerful Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by LHY NP LTD under the SFO.

(8) On September 2, 2025, the Company was informed by NP United that it will distribute in specie all the Shares held by it to the shareholders of NP United, namely ZY NP LTD, SP NP LTD, SYH NP LTD, and LHY NP LTD, in proportion to their respective shareholding percentages. Upon completion of the distribution, 93,302,407, 28,964,868, 28,964,868 and 28,964,868 Shares will be transferred to ZY NP LTD, SP NP LTD, SYH NP LTD, and LHY NP LTD, respectively, and NP United will cease to be a Shareholder. For details, please see the announcement of the Company dated September 2, 2025.

(9) Futu Trustee Limited was appointed by the Company as the trustee to manage and administer the Share Award Scheme and to hold Shares to be granted to eligible persons under the Share Award Scheme through its wholly-owned subsidiaries, the ESOP Platform I and the ESOP Platform II.

(10) As at June 30, 2025, the Company had 650,299,000 issued Shares in total.

(6) SYH NP LTD為一間於英屬處女群島註冊成立的投資控股公司。SYH NP LTD的全部股本由UBS Trustees (B.V.I.) Limited(作為Cheerful Trust的受託人)通過UBS Nominees Limited(以Cheerful Trust受託人的代名人身份)全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例,施永宏先生及李海燕女士(作為Cheerful Trust的創立人)及UBS Trustees (B.V.I.) Limited被視為於SYH NP LTD所持的股份中擁有權益。

(7) LHY NP LTD為一間於英屬處女群島註冊成立的投資控股公司。LHY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited(作為Cheerful Trust的受託人)通過UBS Nominees Limited(作為Cheerful Trust受託人的代名人身份)全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例,施永宏先生及李海燕女士(作為Cheerful Trust的創立人)及UBS Trustees (B.V.I.) Limited被視為於LHY NP LTD所持的股份中擁有權益。

(8) 於2025年9月2日,本公司獲NP United告知,其將其持有的全部股份按照持股比例以實物方式分派予其股東(即ZY NP LTD、SP NP LTD、SYH NP LTD及LHY NP LTD)。於配發完成後,93,302,407股、28,964,868股、28,964,868股及28,964,868股將分別轉讓予ZY NP LTD、SP NP LTD、SYH NP LTD及LHY NP LTD,且NP United不再為本公司股東。詳情請參閱本公司日期為2025年9月2日的公告。

(9) 富途信託有限公司獲本公司委任為受託人,以管理及執行股份獎勵計劃,並透過其全資附屬公司、ESOP平台I及ESOP平台II持有根據股份獎勵計劃將授予合資格人士的股份。

(10) 截至2025年6月30日,本公司已發行股份共計650,299,000股。

中期報告
2025 Interim Report / 41

特海國際控股有限公司 42 Super Hi International Holding Ltd. Corporate Governance and Other Information 企業管治及其他資料 Save as disclosed above, as of June 30, 2025, the Directors and the chief executive of the Company are not aware of any other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares or underlying Shares of the Company which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO. SHARE AWARD SCHEME The Company has adopted the Share Award Scheme on June 24, 2022, which was required to be disclosed as below under the requirements of Chapter 17 of the Hong Kong Listing Rules. Details of the principal terms of the Share Award Scheme are provided in “Appendix IV — General Information — D. Share Award Schemes” of the prospectus issued by the Company on December 19, 2022. UNVESTED AWARDS GRANTED UNDER THE SHARE AWARD SCHEME Before Listing, a total of 61,933,000 awards were granted by the Company on December 12, 2022, among which, (i) 58,836,350 awards were granted to employee participants; (ii) 3,096,650 awards were granted to Related Entity Participants; and (iii) no awards were granted to Service Providers. Upon Listing and during the Reporting Period, there is no awards available for grant and no new Shares may be issued in respect of awards granted under the Share Award Scheme. Accordingly, the number of Shares that may be issued in respect of awards granted under Share Award Scheme during the Reporting Period divided by the weighted average number of Shares in issue (excluding treasury shares, if any) for the Reporting Period was not applicable. As of June 30, 2025, the total number of Shares in respect of which awards had been granted and remaining unvested under the Share Award Scheme was 61,933,000. The following table discloses movements in the unvested awards granted under the Share Award Scheme during the Reporting Period. 除上文所披露者外，截至2025年6月30 日，本公司董事及最高行政人員並不知 悉任何其他人士（除本公司董事或最高行 政人員外）於本公司股份或相關股份中擁 有根據證券及期貨條例第XV部第2及3分 部的條文須知會本公司及聯交所的權益 或淡倉；或根據證券及期貨條例第336條 本公司須存置的登記冊所記錄的權益或 淡倉。 股份獎勵計劃 本公司已於2022年6月24日採納股份獎 勵計劃，根據香港上市規則第十七章的 規定須予作出的披露如下。股份獎勵計 劃的主要條款詳情載列於本公司於2022 年12月19日刊發的招股章程「附錄四 － 一般資料－D. 股份獎勵計劃」。 根據股份獎勵計劃授出的尚未歸屬獎勵 上市前，本公司於2022年12月12日授出 合共61,933,000份獎勵，其中(i)僱員參 與者獲授予58,836,350份獎勵；(ii)關聯 實體參與者獲授予3,096,650份獎勵；及 (iii)服務供應商概無獲授予獎勵。上市後 及於報告期內，股份獎勵計劃項下概無 獎勵可供授予，亦無就已授出的獎勵而 可能發行的新股。因此，就報告期內根 據股份獎勵計劃授出的獎勵而可能發行 的股份數目除以報告期內已發行股份（不 包括庫存股，如有）的加權平均數並不適 用。 截至2025年6月30日，根據股份獎勵計 劃已授出及尚未歸屬的獎勵的股份總數 為61,933,000股。下表披露於報告期內 根據股份獎勵計劃授出的尚未歸屬獎勵 的變動情況。

Corporate Governance and Other Information
企業管治及其他資料

Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Unvested as of January 1, 2025 截至2025年1月1日尚未歸屬	Granted between January 1, 2025 to June 30, 2025 於2025年1月1日至2025年6月30日期間已授出	Vested between January 1, 2025 to June 30, 2025 於2025年1月1日至2025年6月30日期間已歸屬	Cancelled between January 1, 2025 to June 30, 2025 於2025年1月1日至2025年6月30日期間已註銷	Lapsed between January 1, 2025 to June 30, 2025 於2025年1月1日至2025年6月30日期間已失效	Unvested as of June 30, 2025 截至2025年6月30日尚未歸屬	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
					Number of Shares underlying awards 相關獎勵的股份數目						
Director ***董事***											
Mr. LI Yu 李瑜先生	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	39,750	–	–	–	–	39,750	–
Ms. LIU Li 劉麗女士	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Other connected persons ***其他關連人士***											
Mr. WANG Jinping (resigned with effect from July 1, 2024) 王金平先生（於2024年7月1日辭任）	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Ms. LI Qingyun 李青雲女士	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Ms. JIANG Bingyu 蔣冰遇女士	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Employee participants and other eligible participants 僱員參與者及其他合資格參與者	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	46,410,000	–	–	–	–	46,410,000	–
Related Entity Participants 關聯實體參與者	December 12, 2022 2022年12月12日	Note (1) 附註(1)	–	Note (2) 附註(2)	3,096,650	–	–	–	–	3,096,650	–
Total 總計					61,933,000	–	–	–	–	61,933,000	–

中期報告 2025 Interim Report / 43

Corporate Governance and Other Information
企業管治及其他資料

Notes:

(1) The maximum vesting period of the unvested awards is ten years from the date of agreement of the vesting conditions by the Company and the grantees.

(2) The Board has established an incentive evaluation committee and performance targets guidelines (mainly including future performance indicators and contributions to the Group). Whether the awards are vested will be determined based on when the performance targets will be set by the Board or the incentive evaluation committee and whether the performance targets will be met by the relevant grantees according to performance targets guidelines from time to time. The above awards were granted before the Listing and the fair value of the above awards is not applicable as of the date of this interim report.

附註：

(1) 未歸屬獎勵的最長歸屬期為本公司與承授人協定歸屬條件日期起十年。

(2) 董事會已設立獎勵評估委員會及表現指標指引（主要包括未來表現指標及對本集團的貢獻）。是否歸屬獎勵將按董事會或獎勵評估委員會設立表現指標的時間及相關承授人是否不時根據表現指標指引達到表現指標而定。上述獎勵乃於上市前授出，及截至本中期報告日期，上述獎勵的公允值並不適用。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures" above, at no time during the six months ended June 30, 2025 was the Company or any of its subsidiaries, a party to any arrangement that would enable the Directors to acquire benefits by means of acquisition of the shares in, or debentures of, the Company or any other body corporate, and none of the Directors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

董事收購股份或債權證的權利

除上文「董事及最高行政人員於股份、相關股份及債權證中的權益及淡倉」一節所披露者外，於截至2025年6月30日止六個月期間，本公司或其任何附屬公司均非任何安排的其中一方以讓董事通過收購本公司或任何其他法人團體的股份或債權證的方式收取利益，亦概無董事或任何彼等的配偶或18歲以下的子女獲授任何權利以認購本公司或任何其他法人團體的股本或債務證券或已行使任何該等權利。

CHANGES IN THE INFORMATION OF THE DIRECTORS

Mr. TEO Ser Luck, an independent non-executive Director, was appointed as an independent director of MindChamps Preschool Limited (a company listed on the Singapore Exchange Limited, stock code: CNE) since August 14, 2025.

Save for the information disclosed herein, the Company is not aware of any changes in the information of Directors which are required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules during the period from the date of the annual report of the Company for the financial year ended December 31, 2024 to the date of this interim report.

董事資料的變動

獨立非執行董事張思樂先生，於2025年8月14日獲委任為MindChamps PreSchool Limited（新加坡交易所有限公司上市公司，股份代號：CNE）的獨立董事。

除本文所披露者外，自本公司截至2024年12月31日止財政年度之年度報告日期起計至本中期報告日期止期間，本公司並不知悉任何董事資料的變動須根據香港上市規則第13.51B(1)條披露。

44 特海国际控股有限公司 Super Hi International Holding Ltd.

45 中 期報 告 2025 Interim Report Corporate Governance and Other Information 企業管治及其他資料 COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company has adopted the code provisions of the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules. In response to the amendments to the Corporate Governance Code effective on July 1, 2025, the Board has approved changes to the terms of reference for the nomination committee. For details, please refer to the announcement of the Company dated June 30, 2025. The Company regularly reviews its compliance with Corporate Governance Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the Corporate Governance Code throughout the six months ended June 30, 2025 and up to the date of this interim report. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix C3 to the Hong Kong Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the six months ended June 30, 2025 and up to the date of this interim report. The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the six months ended June 30, 2025 and up to the date of this interim report. 遵守《企業管治守則》 本公司已採納香港上市規則附錄C1所載 《企業管治守則》的守則條文。 為配合於2025年7月1日生效的《企業管 治守則》修訂，董事會已批准對提名委員 會職權範圍之變動。詳情請參閱本公司 日期為2025年6月30日的公告。 本公司定期檢討其遵守《企業管治守則》 的情況，據董事所深知，本公司於截至 2025年6月30日止六個月期間及直至本 中期報告日期一直遵守《企業管治守則》 所載的所有適用原則及守則條文。 遵守標準守則 本公司已採納香港上市規則附錄C3所載 的標準守則作為其本身有關董事買賣本 公司證券的行為守則。本公司已向全體 董事作出具體問詢，而董事均已確認彼 等於截至2025年6月30日止六個月期間 及直至本中期報告日期一直遵守標準守 則。 可能擁有本公司內幕消息的本公司僱員 亦受進行證券交易的標準守則的約束。 於截至2025年6月30日止六個月期間及 直至本中期報告日期，本公司並未發現 僱員違反標準守則的任何事件。

特海國際控股有限公司 46 Super Hi International Holding Ltd. Corporate Governance and Other Information 企業管治及其他資料 PURCHASE, SALE, REDEMPTION OR ISSUE OF LISTED SECURITIES Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale or transfer of treasury Shares) listed on the Stock Exchange or other stock exchanges during the six months ended June 30, 2025 and up to the date of this interim report. As of June 30, 2025, the Company did not hold any treasury Shares. During the six months ended June 30, 2025, the Company did not issue any equity securities (including securities convertible into equity securities) or sell any treasury Shares for cash that would be required to be disclosed in this interim report under the Hong Kong Listing Rules. 購買、出售、贖回或發行上市證券 於截至2025年6月30日止六個月期間 及直至本中期報告日期，本公司及其任 何附屬公司並無購買、出售或贖回本公 司於聯交所或其他證券交易所上市的任 何證券（包括出售或轉讓庫存股）。截至 2025年6月30日，本公司並無持有任何 庫存股。 截至2025年6月30日止六個月，本公司 並無根據香港上市規則須於本中期報告 披露的任何股本證券（包括可轉換為股本 證券的證券）發行或以換取現金為目的的 任何庫存股出售。

Corporate Governance and Other Information
企業管治及其他資料

AUDIT COMMITTEE

The Audit Committee has three members comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and the auditor of the Company, considered and reviewed the Group's interim results for the six months ended June 30, 2025, this interim report, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the interim financial results for the six months ended June 30, 2025 are in compliance with the relevant accounting standards, rules and regulations (including Paragraph 38 of Appendix D2 to the Hong Kong Listing Rules) and appropriate disclosures have been duly made.

審計委員會

審計委員會由三名成員組成，包括三名獨立非執行董事，即張思樂先生（審計委員會主席）、陳康威先生及連宗正先生。

審計委員會連同本公司管理層及核數師已考慮及審閱本集團截至2025年6月30日止六個月的中期業績、本中期報告、本公司及本集團採納的會計原則和慣例，並已與管理層討論有關內部控制和財務報告事宜。

審計委員會認為，截至2025年6月30日止六個月的中期財務業績符合相關會計準則、規則及規例（包括香港上市規則附錄D2第38段），並已正式作出適當披露。

INTERIM DIVIDEND

The Board has resolved not to declare an interim dividend for the six months ended June 30, 2025.

中期股息

董事會已決議不宣派截至2025年6月30日止六個月的中期股息。

OFFERING OF ADS IN THE UNITED STATES AND USE OF PROCEEDS

In May 2024, the Company completed the Offering and issued 3,096,600 ADSs (representing 30,966,000 Shares with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). The 30,966,000 Shares were issued at approximately HK$15.28 per Share, representing a discount of approximately 9.80% to the closing price of HK$16.94 per Share as quoted on the Stock Exchange on May 16, 2024 (Hong Kong time), being the last trading day immediately prior to the pricing date of the Offering. Upon closing of the Offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other offering expenses) (the "**Net Proceeds**").

The Directors consider that the Offering represents an opportunity to gain access to an untapped pool of investors and develop a presence in the securities market in the United States.

於美國發售美國存託股份及所得款項用途

於2024年5月，本公司完成發售並以每股美國存託股份19.56美元的價格（每股美國存託股份淨價16.76美元）向不少於六名承配人（即承銷商根據承銷協議選擇的專業或其他投資者）發行3,096,600股美國存託股份（代表總面值為154.83美元的30,966,000股股份）。30,966,000股以每股約15.28港元發行，相當於每股於2024年5月16日（香港時間）（即緊接發售定價日期前最後交易日）在聯交所所報的收市價16.94港元折讓約9.80%。此次發售結束後，經扣除承銷折扣及佣金以及其他發售開支後，本公司獲得所得款項淨額合計51.91百萬美元（「**所得款項淨額**」）。

董事認為，此次發售是本公司接觸尚未開發的投資者群體並爭取在美國證券市場佔據一席之地的一個機會。

中期報告
2025 Interim Report / 47

Corporate Governance and Other Information
企業管治及其他資料

As of the date of this interim report, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Group will utilize the Net Proceeds in accordance with the intended purposes as set out in the above-mentioned announcements of the Company.

截至本中報日期，本公司日期為2024年5月21日及2024年5月28日的公告中所得款項淨額擬定用途概無發生變動。本集團將根據本公司上述公告所載擬定用途動用所得款項淨額。

As of June 30, 2025, the Net Proceeds were utilized in accordance with the intended uses as follows:

截至2025年6月30日，所得款項淨額根據擬定用途的動用情況如下：

Description 描述	Percentage to the Net Proceeds 所得款項淨額百分比	Allocation of the Net Proceeds 所得款項淨額的分配 (US$ in million) （百萬美元）	Unutilized amount as of the beginning of the Reporting Period 於報告期初尚未動用金額 (US$ in million) （百萬美元）	Utilized amount during the Reporting Period 報告期內已動用金額 (US$ in million) （百萬美元）	Unutilized amount as of the end of the Reporting Period 截至報告期末尚未動用金額 (US$ in million) （百萬美元）	Expected timeline for utilizing for the unutilized Net Proceeds 未動用所得款項淨額的預期動用時間表
Strengthening its brand and expanding restaurant network globally 加強品牌及擴展全球門店網絡	70%	36.34	19.29	18.97	0.32	by the end of 2025 2025年年底前
Investing in supply chain management capabilities, such as building more central kitchens 投資供應鏈管理能力，例如建立更多中央廚房	10%	5.19	4.44	1.33	3.11	by the end of 2026 2026年年底前
Research and development to enhance digitalization and other technologies used in restaurant management 研究及開發，以加強門店管理所使用的數字化及其他技術應用	10%	5.19	3.87	1.19	2.68	by the end of 2026 2026年年底前
Working capital and other general corporate purposes 營運資金及其他一般企業用途	10%	5.19	3.09	2.53	0.56	by the end of 2025 2025年年底前
Total 總計	100%	51.91	30.69	24.02	6.67	

Note: the sum of the data may not add up to the total due to rounding.

附註：由於約整，數據的總和可能不等於總數。

48 / 特海国际控股有限公司
Super Hi International Holding Ltd.

49 中 期報 告 2025 Interim Report Corporate Governance and Other Information 企業管治及其他資料 根據香港上市規則的持續披露責任 截至2025年6月30日，董事概不知悉 任何導致香港上市規則第13.20條、第 13.21條及第13.22條項下披露責任的情 況。 截至2025年6月30日止六個月後事項 除上文所披露者外，本集團於2025年6 月30日後及直至本中期報告日期並無重 大須予披露事項。 承董事會命 舒萍女士 董事會主席 新加坡，2025年8月26日 CONTINUING DISCLOSURE OBLIGATION PURSUANT TO THE HONG KONG LISTING RULES As of June 30, 2025, the Directors were not aware of any circumstances giving rise to the disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. EVENTS AFTER THE SIX MONTHS ENDED JUNE 30, 2025 Save as disclosed above, the Group had no material events for disclosure subsequent to June 30, 2025 and up to the date of this interim report. By order of the Board Ms. SHU Ping Chairlady of the Board Singapore, August 26, 2025

特海國際控股有限公司 50 Super Hi International Holding Ltd. Independent Auditor’s Review Report on the Unaudited Interim Condensed Consolidated Financial Statements 獨立核數師對未經審核中期簡明綜合財務報表的審閱報告 For the six months period ended June 30, 2025 截至2025年6月30日止六個月期間 TO THE BOARD OF DIRECTORS OF SUPER HI INTERNATIONAL HOLDING LTD. (Incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the unaudited interim condensed consolidated financial statements of Super Hi International Holding Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the condensed consolidated statement of financial position as at June 30, 2025, and the related condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six months period ended June 30, 2025, and selected explanatory notes set out on pages 52 to 80. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these unaudited interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the International Auditing and Assurance Standards Board. A review of these condensed consolidated financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. 致特海国际控股有限公司董事會 （於開曼群島註冊成立的有限公司） 緒言 我們已審閱特海国际控股有限公司（「貴 公司」）及其附屬公司（統稱為「貴集團」） 的未經審核中期簡明綜合財務報表，其 中包括第52至80頁所載於2025年6月 30日的簡明綜合財務狀況表，以及截至 2025年6月30日止六個月期間的相關簡 明綜合損益及其他全面收益表、簡明綜 合權益變動表及簡明綜合現金流量表， 以及經選定說明附註。香港聯合交易所 有限公司證券上市規則規定，就中期財 務資料編製的報告須遵守上市規則的有 關條文以及國際會計準則委員會頒佈的 國際會計準則第34號中期財務報告（「國 際會計準則第34號」）。貴公司董事須負 責根據國際會計準則第34號編製及列報 該等未經審核中期簡明綜合財務報表。 我們的責任為根據審閱工作就該等未經 審核中期簡明綜合財務報表作出結論， 並按照我們協定的委聘條款僅向閣下（作 為整體）報告，且報告不可用作其他用 途。我們並不就本報告之內容對任何其 他人士負責或承擔任何責任。 審閱範圍 我們已根據國際審計與鑒證準則理事會 頒佈的國際審閱工作準則第2410號由實 體的獨立核數師執行中期財務資料審閱 進行審閱。該等簡明綜合財務報表的審 閱工作包括主要向負責財務及會計事宜 的人士查詢，並應用分析及其他審閱程 序。由於審閱的範圍遠小於按照國際審 計準則進行審計的範圍，故我們無法保 證將會知悉審計中可能發現的所有重大 事宜。因此，我們不會發表審計意見。

51 中 期報 告 2025 Interim Report Independent Auditor’s Review Report on the Unaudited Interim Condensed Consolidated Financial Statements 獨立核數師對未經審核中期簡明綜合財務報表的審閱報告 For the six months period ended June 30, 2025 截至2025年6月30日止六個月期間 結諭 根據我們的審閱工作，我們並無發現有 任何事項致使我們相信該等未經審核中 期簡明綜合財務報表在各重大方面未有 按照國際會計準則第34號編製。 Deloitte & Touche LLP 執業會計師及特許會計師 新加坡 2025年8月26日 CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the unaudited interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34. Deloitte & Touche LLP Public Accountants and Chartered Accountants Singapore August 26, 2025

特海國際控股有限公司 52 Super Hi International Holding Ltd. Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income 簡明綜合損益及其他全面收益表 For the six months period ended June 30, 2025 截至2025年6月30日止六個月期間 For the six months period ended June 30, 截至6月30日止六個月期間 Notes 2025 2024 附註 2025年 2024年 USD’000 USD’000 千美元 千美元 (unaudited) (unaudited) （未經審核） （未經審核） Revenue 收入 5 396,733 370,930 Other income 其他收入 6 4,783 3,275 Raw materials and consumables used 原材料及易耗品成本 (134,744) (124,579) Staff costs 員工成本 11 (140,160) (126,289) Rentals and related expenses 租金及相關開支 11 (11,583) (9,109) Utilities expenses 水電開支 (14,140) (13,733) Depreciation and amortization 折舊及攤銷 11 (39,688) (39,022) Traveling and communication expenses 差旅及通訊開支 (3,676) (3,211) Listing expenses 上市開支 – (2,460) Other expenses 其他開支 7 (40,729) (33,129) Other gain (loss) – net 其他收益（虧損）淨額 8 23,402 (18,119) Finance costs 財務成本 9 (5,525) (3,926) Profit before tax 稅前溢利 34,673 628 Income tax expense 所得稅開支 10 (6,402) (5,277) Profit (loss) for the period 期內溢利（虧損） 11 28,271 (4,649) Other comprehensive (expense) income 其他全面（開支）收益 Item that may be reclassified subsequently to profit or loss: 其後可能重新分類至 損益的項目： Exchange differences arising on translation of foreign operations 換算海外業務產生匯兌差額 (15,025) 13,252 Total comprehensive income for the period 期內全面收益總額 13,246 8,603 Profit (loss) for the period attributable to: 以下人士應佔期內溢利 （虧損）： Owners of the Company 本公司擁有人 28,352 (4,583) Non-controlling interests 非控股權益 (81) (66) 28,271 (4,649) Total comprehensive income attributable to: 以下人士應佔全面 收益總額： Owners of the Company 本公司擁有人 13,327 8,669 Non-controlling interests 非控股權益 (81) (66) 13,246 8,603 Earnings (loss) per share 每股盈利（虧損） Basic and diluted (USD) 基本及攤薄（美元） 12 0.05 (0.01) See accompanying notes to unaudited interim condensed consolidated financial statements. 請參閱未經審核中期簡明綜合財務報表 隨附附註。

53 中 期報 告 2025 Interim Report Condensed Consolidated Statement of Financial Position 簡明綜合財務狀況表 As at June 30, 2025 於2025年6月30日 Notes As at June 30, 2025 As at December 31, 2024 附註 於2025年 6月30日 於2024年 12月31日 USD’000 USD’000 千美元 千美元 (unaudited) (audited) （未經審核） （經審核） Non-current assets 非流動資產 Property, plant and equipment 物業、廠房及設備 13 158,011 151,901 Right-of-use assets 使用權資產 13 190,826 185,514 Intangible assets 無形資產 272 278 Deferred tax assets 遞延稅項資產 14 4,388 3,799 Other receivables 其他應收款項 15 1,961 1,961 Prepayments 預付款項 15 175 373 Rental and other deposits 租賃及其他押金 19,295 17,372 374,928 361,198 Current assets 流動資產 Inventories 存貨 35,143 31,521 Trade and other receivables and prepayments 貿易及其他應收款項 以及預付款項 15 26,629 30,754 Rental and other deposits 租賃及其他押金 4,279 3,378 Pledged bank deposits 已抵押銀行存款 2,989 2,855 Bank balances and cash 銀行結餘及現金 258,471 254,719 327,511 323,227 Current liabilities 流動負債 Trade payables 貿易應付款項 17 32,269 30,711 Other payables 其他應付款項 18 39,261 38,100 Amounts due to related parties 應付關聯方款項 1,084 1,329 Tax payables 應付稅項 2,512 5,411 Lease liabilities 租賃負債 40,972 41,407 Contract liabilities 合約負債 19 10,798 9,669 Provisions 撥備 20 2,599 1,941 129,495 128,568 Net current assets 流動資產淨額 198,016 194,659

Condensed Consolidated Statement of Financial Position
簡明綜合財務狀況表

As at June 30, 2025
於2025年6月30日

		Notes 附註	As at June 30, 2025 於2025年6月30日 USD'000 千美元 (unaudited) （未經審核）	As at December 31, 2024 於2024年12月31日 USD'000 千美元 (audited) （經審核）
Non-current liabilities	**非流動負債**			
Deferred tax liabilities	遞延税項負債	14	8,395	7,504
Lease liabilities	租賃負債		174,265	171,219
Contract liabilities	合約負債	19	2,421	2,980
Provisions	撥備	20	12,956	12,493
			198,037	194,196
Net assets	**資產淨額**		374,907	361,661
Capital and reserves	**資本及儲備**			
Share capital	股本	21	3	3
Share premium	股份溢價	21	550,593	550,593
Shares held under share award scheme	股份獎勵計劃項下所持股份		*	*
Reserves	儲備		(177,241)	(190,568)
Equity attributable to owners of the Company	本公司擁有人應佔權益		373,355	360,028
Non-controlling interests	非控股權益		1,552	1,633
Total equity	**權益總額**		374,907	361,661

* Less than USD1,000

* 少於1,000美元

The unaudited interim condensed consolidated financial statements on pages 52 to 80 were approved and authorized for issue by the Board of Directors on August 26, 2025 and are signed on its behalf by:

刊載於第52至80頁的未經審核中期簡明綜合財務報表已於2025年8月26日經董事會批准並授權發行，並由以下人士代為簽署：

SHU Ping
舒萍
August 26, 2025
2025年8月26日

June YANG Lijuan
楊利娟
August 26, 2025
2025年8月26日

See accompanying notes to unaudited interim condensed consolidated financial statements.

請參閱未經審核中期簡明綜合財務報表隨附附註。

54 / 特海国际控股有限公司 Super Hi International Holding Ltd.

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

For the six months period ended June 30, 2025
截至2025年6月30日止六個月期間

					Reserves 儲備					
		Share capital of the Company 本公司股本 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Translation reserve 匯兌儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2025 (audited)	**於2025年1月1日（經審核）**	3	550,593	*	23,024	24,356	(237,948)	360,028	1,633	361,661
Profit (loss) for the period	期內溢利（虧損）	–	–	–	–	–	28,352	28,352	(81)	28,271
Other comprehensive (expense)/income	其他全面（開支）／收益	–	–	–	–	(15,025)	–	(15,025)	–	(15,025)
Total comprehensive (expense)/income for the period	期內全面（開支）／收益總額	–	–	–	–	(15,025)	28,352	13,327	(81)	13,246
As at June 30, 2025 (unaudited)	**於2025年6月30日（未經審核）**	3	550,593	*	23,024	9,331	(209,596)	373,355	1,552	374,907

* Less than USD1,000

* 少於1,000美元

中期報告
2025 Interim Report / 55

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

For the six months period ended June 30, 2025
截至2025年6月30日止六個月期間

					Reserves 儲備					
		Share capital of the Company 本公司股本 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Translation reserve 匯兌儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2024 (audited)	**於2024年1月1日（經審核）**	3	494,480	*	23,024	12,328	(259,749)	270,086	2,035	272,121
Loss for the period	期內虧損	–	–	–	–	–	(4,583)	(4,583)	(66)	(4,649)
Other comprehensive income	其他全面收益	–	–	–	–	13,252	–	13,252	–	13,252
Total comprehensive income/(expense) for the period	期內全面收益／（開支）總額	–	–	–	–	13,252	(4,583)	8,669	(66)	8,603
Issue of shares of the Company *(Note 21)*	本公司發行股份 *（附註21）*	*	56,113	–	–	–	–	56,113	–	56,113
As at June 30, 2024 (unaudited)	**於2024年6月30日（未經審核）**	3	550,593	*	23,024	25,580	(264,332)	334,868	1,969	336,837

* Less than USD1,000

* 少於1,000美元

See accompanying notes to unaudited interim condensed consolidated financial statements.

請參閱未經審核中期簡明綜合財務報表隨附附註。

56 / 特海国际控股有限公司 Super Hi International Holding Ltd.

57 中 期報 告 2025 Interim Report Condensed Consolidated Statement of Cash Flows 簡明綜合現金流量表 For the six months period ended June 30, 2025 截至2025年6月30日止六個月期間 For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 (unaudited) (unaudited) （未經審核） （未經審核） Operating activities 經營活動 Profit before tax 稅前溢利 34,673 628 Adjustments for: 就以下各項作出調整： Finance costs 財務成本 5,525 3,926 Interest income 利息收入 (3,699) (1,422) Depreciation of property, plant and equipment 物業、廠房及設備折舊 20,656 21,331 Depreciation of right-of-use assets 使用權資產折舊 18,965 17,597 Amortization of intangible assets 無形資產攤銷 67 94 (Reversal) impairment loss recognized in respect of 就以下各項確認的（撥回） 減值虧損 – property, plant and equipment －物業、廠房及設備 (82) (552) – right-of-use assets －使用權資產 464 (32) Loss on disposal of property, plant and equipment and termination of leases 出售物業、廠房及設備 以及終止租賃的虧損 59 586 Net gain arising on financial assets at fair value through profit or loss 按公允值計入損益的金融資 產產生的收益淨額 (927) (1,788) Net foreign exchange (gain) loss 匯兌（收益）虧損淨額 (22,455) 18,309 Operating cash flows before movements in working capital 營運資金變動前 經營現金流量 53,246 58,677 (Increase) decrease in inventories 存貨（增加）減少 (2,367) 3,130 Decrease (increase) in trade and other receivables and prepayments 貿易及其他應收款項以及 預付款項減少（增加） 2,824 (111) Increase in rental and other deposits 租賃及其他押金增加 (1,805) (205) Increase (decrease) in trade payables 貿易應付款項增加（減少） 2,394 (1,381) Increase (decrease) in other payables 其他應付款項增加（減少） 317 (4,756) Increase (decrease) in contract liabilities 合約負債增加（減少） 570 (537) Decrease in amounts due to related parties 應付關聯方款項減少 – (2) Cash generated from operations 經營所得現金 55,179 54,815 Income taxes paid, net of refunds 已付所得稅，扣除退稅 (8,887) (6,813) Net cash from operating activities 經營活動所得現金淨額 46,292 48,002

特海國際控股有限公司 58 Super Hi International Holding Ltd. Condensed Consolidated Statement of Cash Flows 簡明綜合現金流量表 For the six months period ended June 30, 2025 截至2025年6月30日止六個月期間 For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 (unaudited) (unaudited) （未經審核） （未經審核） Investing activities 投資活動 Interest received from bank deposits 自銀行存款收取的利息 3,395 1,108 Purchase of financial assets at fair value through profit or loss 購買按公允值計入損益 的金融資產 (69,330) (117,864) Redemption of financial assets at fair value through profit or loss 贖回按公允值計入損益 的金融資產 70,257 42,522 Purchase of property, plant and equipment 購買物業、廠房及設備 (21,604) (16,569) Proceeds on disposals of property, plant and equipment 出售物業、廠房及設備 的所得款項 142 24 Payments for rental deposits 租賃押金付款 (1,136) (1,495) Refund of rental deposits 租賃押金退還 184 – Net cash used in investing activities 投資活動所用現金淨額 (18,092) (92,274) Financing activities 融資活動 Repayments of lease liabilities 償還租賃負債 (26,535) (23,283) Net proceeds from issue of share of the Company, net off issuance costs 本公司發行股份所得款項 淨額，扣除發行成本 – 56,113 Net cash (used in) from financing activities 融資活動（所用）所得 現金淨額 (26,535) 32,830 Net increase (decrease) in cash and cash equivalents 現金及現金等價物增加 （減少）淨額 1,665 (11,442) Cash and cash equivalents at beginning of the period 期初現金及現金等價物 254,719 152,908 Effect of foreign exchange rate changes 匯率變動的影響 2,087 (807) Cash and cash equivalents at end of the period 期末現金及現金等價物 258,471 140,659 Represented by: 指： Bank balances and cash 銀行結餘及現金 258,471 140,659 See accompanying notes to unaudited interim condensed consolidated financial statements. 請參閱未經審核中期簡明綜合財務報表 隨附附註。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

1. GENERAL INFORMATION

Super Hi International Holding Ltd. (the "Company") was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link, #09-04 PLQ 1 Paya Lebar Quarter, Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping together with ZY NP LTD, SP NP LTD and NP UNITED HOLDING LTD (collectively the "Controlling Shareholders").

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries (together, the "Group") are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan.

Items included in the financial statements of each of the Group's entities are recorded using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is United States Dollar ("USD"), which is also the presentation currency of the unaudited interim condensed consolidated financial statements.

1. 一般資料

特海国际控股有限公司(「本公司」)於2022年5月6日在開曼群島根據開曼群島法例第22章公司法(1961年第3號法例，經綜合及修訂)註冊成立為獲豁免有限公司。主要營業地點為1 Paya Lebar Link, #09-04 PLQ 1 Paya Lebar Quarter, Singapore 408533，註冊辦事處位於Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands。最終控制方為張勇先生及其配偶舒萍女士，連同ZY NP LTD、SP NP LTD及NP UNITED HOLDING LTD(統稱「控股股東」)。

本公司股份於2022年12月30日在香港聯合交易所有限公司上市並於2024年5月16日(美國東部標準時間)在納斯達克上市。

本公司為一家投資控股公司，其附屬公司(統稱「本集團」)主要從事位於中國大陸、香港、澳門及台灣以外海外市場的餐廳經營、外賣業務以及銷售調味品及食材。

計入本集團各實體財務報表的項目乃按相關實體營運所處的主要經濟環境的貨幣(「功能貨幣」)列賬。本公司的功能貨幣為美元(「美元」)，其亦為未經審核中期簡明綜合財務報表的呈列貨幣。

2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 *Interim Financial Reporting* issued by the International Accounting Standards Board ("IASB") as well as the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. 編製基準及重要會計政策資料

未經審核中期簡明綜合財務報表乃根據國際會計準則委員會(「國際會計準則委員會」)頒佈的國際會計準則第34號中期財務報告以及香港聯合交易所有限公司證券上市規則的適用披露規定編製而成。

中期報告
2025 Interim Report / 59

特海國際控股有限公司 60 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 2. 編製基準及重要會計政策資料 （續） 未經審核中期簡明綜合財務報表根 據歷史成本基準編製，惟若干金融 工具除外，該等金融工具乃按重估 金額或公允值計量。 截至2025年6月30日止六個月期間 的未經審核中期簡明綜合財務報表 所採用的會計政策及計量方法與本 集團截至2024年12月31日止年度 的年度綜合財務報表所呈列者一致。 火鍋消費有季節性模式。因此，本 集團的業務及財務表現受當地假 期、學校假期、天氣狀況及食品價 格波動等季節性波動影響。因此， 經營業績可能按年╱按期有所波 動，而不同期間的比較可能並無意 義。 3. 採納新訂及經修訂準則 採納新訂及經修訂準則－為編製 及呈列截至2025年6月30日止六個 月期間的簡明綜合財務報表，本集 團已貫徹應用於2025年1月1日或 之後開始的會計期間生效的符合國 際財務報告準則會計準則的會計政 策： 2. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Cont’d) The unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values. The accounting policies and methods of computation used in the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2025 are consistent with those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2024. There are seasonal patterns for hot pot consumption. As such, the Group’s business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, the results of operations may fluctuate from year-to-year/period-to-period and comparison of different periods may not be meaningful. 3. ADOPTION OF NEW AND REVISED STANDARDS Adoption of new and revised Standards – For the purpose of preparing and presenting the condensed consolidated financial statements for the six months period ended June 30, 2025, the Group has consistently applied the accounting policies which conform with IFRS Accounting Standards, which are effective for the accounting periods beginning on or after January 1, 2025: Amendments to IAS 21 Lack of Exchangeability 國際會計準則第21號的修訂 缺乏可兌換性

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

3. ADOPTION OF NEW AND REVISED STANDARDS *(Cont'd)*

The adoption of these revised IFRS Accounting Standards pronouncements does not result in changes to the Group's accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.

New and revised IFRSs in issue but not yet effective

At the date of authorization of these condensed consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

3. 採納新訂及經修訂準則（續）

採納該等經修訂的國際財務報告準則會計準則不會導致本集團會計政策出現變動，亦不會對本年度或過往年度的披露或呈報金額造成重大影響。

已頒佈但尚未生效的新訂及經修訂國際財務報告準則

於該等簡明綜合財務報表授權之日，本集團尚未應用已頒佈但尚未生效的以下新訂及經修訂國際財務報告準則：

Amendments to IFRS 10 and IAS 28	*Sales or Contribution of Assets between an Investor and its Associate or Joint Venture*[1]
國際財務報告準則第10號及國際會計準則第28號的修訂	*投資者與其聯營公司或合營企業間的資產出售或投入*[1]
Amendments to IFRS 9 and IFRS 7	*Amendments to the Classification and Measurement of Financial Instruments*[2]
國際財務報告準則第9號及國際財務報告準則第7號的修訂	*金融工具分類及計量的修訂*[2]
Amendments to IFRS 9 and IFRS 7	*Contracts Referencing Nature-dependent Electricity*[2]
國際財務報告準則第9號及國際財務報告準則第7號的修訂	*依賴自然資源的電力合同*[2]
Amendments to IFRS Accounting Standards	*Annual Improvements to IFRS Accounting Standards – Volume 11*[2]
國際財務報告準則會計準則的修訂	*國際財務報告準則會計準則年度改進 – 第11卷*[2]
IFRS 18	*Presentation and Disclosure in Financial Statements*[3]
國際財務報告準則第18號	*財務報表的呈列及披露*[3]

1 Effective date is deferred indefinitely.

2 Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

3 Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

1 生效日期無限期延後。

2 於2026年1月1日或之後開始的年度期間生效，可提早應用。

3 於2027年1月1日或之後開始的年度期間生效，可提早應用。

中期報告
2025 Interim Report / 61

特海國際控股有限公司 62 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 4. 估計不明朗因素的主要來源 管理層於本集團截至2024年12月 31日止年度的年度財務報表中作出 的關鍵判斷及估計不明朗因素的主 要來源保持不變。 5. 收入 截至2025年6月30日止六個月期 間，本集團的收入為來自海底撈餐 廳經營、外賣業務及其他業務的已 收及應收款項（扣除折扣及銷售相 關稅項）。其他主要包括向當地顧客 及零售商銷售火鍋調味品及子品牌 食品。 4. KEY SOURCES OF ESTIMATION UNCERTAINTY The critical judgements and key sources of estimation uncertainty made by management remain unchanged from the Group’s annual financial statements for the year ended December 31, 2024. 5. REVENUE During the six months period ended June 30, 2025, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operations, delivery business and others. Others mainly include sales of hot pot condiment products and food under secondary brands to local guests and retailers. For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Types of services or goods 服務或貨物類型 Haidilao restaurant operations 海底撈餐廳經營 377,468 356,488 Delivery business 外賣業務 7,738 5,194 Others 其他 11,527 9,248 Total 總計 396,733 370,930 Timing of revenue recognition 收入確認時間 At a point in time 於某一時點 396,733 370,930

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

6. OTHER INCOME 6. 其他收入

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Interest income on:	利息收入：		
– bank deposits	－銀行存款	**3,395**	1,108
– rental deposits	－租賃押金	**304**	314
		3,699	1,422
Government grants	政府補助	**732**	1,259
Others	其他	**352**	594
		4,783	3,275

7. OTHER EXPENSES 7. 其他開支

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Administrative expenses *(Note)*	行政開支*（附註）*	**9,132**	8,372
Consulting services expenses	諮詢服務開支	**4,641**	3,096
Bank charges	銀行服務費	**6,560**	5,991
Daily maintenance expenses	日常維護開支	**3,924**	3,522
Outsourcing service fee	外包服務費	**12,243**	9,113
Business development expenses	業務發展開支	**2,938**	1,654
Storage expenses	倉儲開支	**1,291**	1,381
		40,729	33,129

Note:

Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

附註：

行政開支主要包括組織員工活動、商業保險、會議以及其他雜項所產生的開支，單獨而言對本集團並不重大。

中期報告
2025 Interim Report / 63

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

8. OTHER GAIN (LOSS) – NET

8. 其他收益（虧損）淨額

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2025 **2025年** **USD'000** **千美元**	2024 2024年 USD'000 千美元
Net impairment reversal (loss) recognized in respect of	就以下各項確認的減值撥回（虧損）淨額		
– property, plant and equipment (*Note 13*)	－物業、廠房及設備（*附註13*）	**82**	552
– right-of-use assets (*Note 13*)	－使用權資產（*附註13*）	**(464)**	32
		(382)	584
Loss on disposal of property, plant and equipment and termination of leases	出售物業、廠房及設備以及終止租賃的虧損	**(59)**	(586)
Net gain arising on financial assets at fair value through profit or loss	按公允值計入損益的金融資產產生的收益淨額	**927**	1,788
Net foreign exchange gain (loss)	匯兑收益（虧損）淨額	**23,761**	(19,525)
Others	其他	**(845)**	(380)
Total	總計	**23,402**	(18,119)

9. FINANCE COSTS

9. 財務成本

		For the six months period ended June 30, 截至6月30日止六個月期間	
		2025 **2025年** **USD'000** **千美元**	2024 2024年 USD'000 千美元
Interests on lease liabilities	租賃負債利息	**5,179**	3,754
Interests charge on unwinding of provisions	解除撥備的利息開支	**346**	172
		5,525	3,926

64 / 特海国际控股有限公司
Super Hi International Holding Ltd.

65 中 期報 告 2025 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 10. INCOME TAX EXPENSE 10. 所得稅開支 For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Current tax: 即期稅項： – current period －本期 5,815 4,966 – under provision for tax in prior years －過往年度不足稅項撥備 267 34 Deferred tax (Note 14) 遞延稅項（附註14） 320 277 6,402 5,277 The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation. The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits. 本公司註冊成立為一家獲豁免公 司，因此，毋須繳納開曼群島稅項。 本集團估計應課稅溢利按相關司 法權區的現行稅率計算，為9%至 33%。

特海國際控股有限公司 66 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 11. 期內溢利（虧損） 本集團於六個月期間內的溢利（虧 損）經扣除以下計算： 11. PROFIT (LOSS) FOR THE PERIOD The Group’s profit (loss) during the six months period has been arrived at after charging: For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Depreciation of property, plant and equipment 物業、廠房及設備折舊 20,656 21,331 Depreciation of right-of-use assets 使用權資產折舊 18,965 17,597 Amortization of intangible assets 無形資產攤銷 67 94 Total depreciation and amortization 折舊及攤銷總額 39,688 39,022 Property and equipment rentals: 物業及設備租金： – Premises and equipment (short-term leases) －物業及設備 （短期租賃） 1,472 265 – Restaurants －餐廳 – Variable lease payments (Note) －可變租賃付款（附註） 1,910 1,863 Subtotal 小計 3,382 2,128 Other rental related expenses 其他租金相關開支 8,201 6,981 Total rentals and related expenses 租金及相關開支總額 11,583 9,109 Directors’ emoluments 董事薪酬 503 548 Other staff cost: 其他員工成本： Salaries and other allowances 薪金及其他津貼 127,666 115,828 Employee welfare 員工福利 5,428 3,897 Retirement benefit contributions 退休福利供款 6,563 6,016 Total staff costs 員工成本總額 140,160 126,289 Note: The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases. 附註： 可變租賃付款指根據收益的預定百分 比計算的物業租金減相關租賃的最低 租金。

67 中 期報 告 2025 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 12. 每股盈利（虧損） 本公司擁有人應佔每股基本盈利 （虧損）乃根據以下數據計算： 12. EARNINGS (LOSS) PER SHARE The calculation of the basic earnings (loss) per share attributable to the owners of the Company is based on the following data: For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Profit (loss) for the period attributable to the owners of the Company for the purpose of calculating earnings (loss) per share 用於計算每股盈利（虧損）的本 公司擁有人應佔期內溢利（虧 損） 28,352 (4,583) For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 ’000 ’000 千股 千股 Weighted average number of ordinary shares for the purpose of calculating earnings (loss) per share 用於計算每股盈利（虧損）的普 通股加權平均數 588,366 564,960 Note: The weighted average number of ordinary shares for the purposes of basis earnings (loss) per share has been determined on the basis that the number of shares issued during the period excluded the 61,933,000 shares held under share award scheme. No diluted earnings (loss) per share for the six months period ended June 30, 2025 and 2024 was presented as there were no potential ordinary shares in issue for the six months period ended June 30, 2025 and 2024. 附註： 用於計算每股基本盈利（虧損）之加權 平均普通股數目，乃基於期內已發行股 份數量扣除根據股份獎勵計劃持有之 61,933,000股予以釐定。 由於截至2025年及2024年6月30日止 六個月期間並無已發行潛在普通股， 故並無呈列截至2025年及2024年6月 30日止六個月期間的每股攤薄盈利（虧 損）。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

13. PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months period ended June 30, 2025, the Group paid for new additions for property, plant and equipment of USD21,604,000 (six months period ended June 30, 2024: USD16,569,000).

During the six months period ended June 30, 2025, the Group disposed of certain plant and equipment with an aggregate carrying amount of USD590,000 (six months period ended June 30, 2024: USD579,000) for cash proceeds of USD142,000 (six months period ended June 30, 2024: USD24,000), resulting in a loss of USD448,000 (six months period ended June 30, 2024: USD555,000).

During the six months period ended June 30, 2025, the Group entered into several new lease agreements for the use of restaurant operation with lease terms ranged from 24 months to 11 years (six months period ended June 30, 2024: 24 months to 12 years). The Group is required to make fixed-term payments with predetermined annual incremental rental adjustments. On the lease commencement, the Group recognized right-of-use assets of USD10,726,000 (six months period ended June 30, 2024: USD15,040,000) and lease liabilities of USD10,113,000 (six months period ended June 30, 2024: USD14,612,000).

During the six months period ended June 30, 2025, certain leases were terminated by the Group, with right-of-use assets of USD429,000 (six months period ended June 30, 2024: USD197,000) and lease liabilities of USD462,000 (six months period ended June 30, 2024: USD166,000) derecognized, resulting in a gain of USD33,000 (six months period ended June 30, 2024: a loss of USD31,000), which was recognized in other gain (loss), net.

13. 物業、廠房及設備以及使用權資產

截至2025年6月30日止六個月期間，本集團就新添置物業、廠房及設備已付21,604,000美元（截至2024年6月30日止六個月期間：16,569,000美元）。

截至2025年6月30日止六個月期間，本集團出售賬面總值為590,000美元（截至2024年6月30日止六個月期間：579,000美元）的若干廠房及設備，以獲得現金所得款項142,000美元（截至2024年6月30日止六個月期間：24,000美元），產生虧損448,000美元（截至2024年6月30日止六個月期間：555,000美元）。

截至2025年6月30日止六個月期間，本集團簽訂若干新租賃協議，以獲取餐廳經營24個月至11年（截至2024年6月30日止六個月期間：24個月至12年）租期的使用權。本集團須進行定期付款，年度租金漸進式調整已事先約定。於租賃開始時，本集團確認使用權資產10,726,000美元（截至2024年6月30日止六個月期間：15,040,000美元）及租賃負債10,113,000美元（截至2024年6月30日止六個月期間：14,612,000美元）。

截至2025年6月30日止六個月期間，本集團終止若干租賃，使用權資產429,000美元（截至2024年6月30日止六個月期間：197,000美元）及租賃負債462,000美元（截至2024年6月30日止六個月期間：166,000美元）被終止確認，產生已於其他收益（虧損）淨額中確認的收益33,000美元（截至2024年6月30日止六個月期間：虧損31,000美元）。

68 / 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

13. PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS *(Cont'd)*

Impairment assessment

As at June 30, 2025, in view of the unfavorable future prospects of some restaurants, the management of the Group concluded there were indications for impairment and conducted impairment assessment on certain property, plant and equipment and right-of-use assets. As at June 30, 2025, the management of the Group also noticed that some restaurants achieved significant improvement in their operations as a result of the optimization of the internal management and the recovery of consumer and catering business in the overseas business, and concluded that there were indications that the impairment losses recognized in prior years for the relevant restaurants may no longer exist or may have decreased. The Group estimated the recoverable amounts of such restaurant (cash generating units ("CGUs")) to which the asset belongs when it is not possible to estimate the recoverable amount individually, including allocation of corporate assets when reasonable and consistent basis can be established.

The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.0% to 19.4% (2024: 8.1% to 19.6%) per annum, which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate (2024: 0% to 3%) per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs' past performance and the management's expectations for the market development.

13. 物業、廠房及設備以及使用權資產（續）

減值評估

於2025年6月30日，鑒於部分餐廳未來前景不佳，本集團管理層認為出現了減值跡象，並就若干物業、廠房及設備以及使用權資產進行減值評估。於2025年6月30日，本集團管理層亦注意到部分餐廳因內部管理優化及海外業務消費及餐飲業務復甦，經營狀況取得顯著改善，同時認為上年度就有關餐廳確認減值虧損的跡象可能已不復存在或可能有所減少。倘未能估計單一資產的可收回金額，本集團估計該等資產所屬的有關餐廳（現金產生單位（「現金產生單位」））的可收回金額，包括於能夠建立合理一致基礎時對公司資產進行分配。

現金產生單位的可收回金額乃基於使用價值計算得出，而計算使用的貼現現金流量預測，是基於本集團管理層於剩餘租期（介乎1至5年）內核准的財務預算，其中稅前貼現率介乎每年8.0%至19.4%（2024年：8.1%至19.6%），具體視乎在不同國家經營的餐廳而異。對於剩餘租期超過5年的現金產生單位，超出5年期之現金流量則按0%至3%的穩定年增長率（2024年：0%至3%）推算。使用價值計算的其他主要假設與預測內的現金流入／流出估計有關，包括收入增長率以及成本加經營開支佔收入的平均百分比，有關估計乃基於現金產生單位的過往表現及管理層對市場發展的預期。

中期報告
2025 Interim Report / 69

特海國際控股有限公司 70 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 13. 物業、廠房及設備以及使用權資 產（續） 減值評估（續） 根據評估的結果，本集團管理層認 為：1)若干現金產生單位的可收回 金額低於其賬面值。減值虧損已分 配至各類物業、廠房及設備以及使 用權資產，以確保各類資產的賬面 值不會減至低於其公允值減處置成 本、其使用價值及零中的最高者； 及2）若干現金產生單位的可收回金 額高於其賬面值。現金產生單位減 值虧損撥回已分配至各類物業、廠 房及設備以及使用權資產，以確保 各類資產的賬面值不會增至高於其 可收回金額（倘可釐定），亦不會高 於假設過往期間並無就該項資產確 認減值虧損時原應釐定之賬面值。 根據使用價值的計算及分配，已確 認的物業、廠房及設備的賬面值之 減值撥回淨額為82,000美元（截至 2024年6月30日止六個月期間：減 值撥回淨額為552,000美元），而已 確認的使用權資產賬面值之減值淨 額為464,000美元（截至2024年6月 30日止六個月期間：減值撥回淨額 為32,000美元）。 13. PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS (Cont’d) Impairment assessment (Cont’d) Based on the results of the assessments, the management of the Group determined that: 1) the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero; and 2) the recoverable amounts of certain CGUs are higher than the carrying amount. The reversal of impairment loss for the CGUs has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount (if determinable) and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. Based on the value in use calculation and the allocation, net impairment reversal of USD82,000 (six months period ended June 30, 2024: net impairment reversal of USD552,000) has been recognized against the carrying amount of property, plant and equipment and net impairment of USD464,000 (six months period ended June 30, 2024: net reversal of impairment of USD32,000) has been recognized against the carrying amount of right-of-use assets.

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

14. DEFERRED TAX ASSETS (LIABILITIES)

14. 遞延稅項資產（負債）

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

為呈列於綜合財務狀況表，若干遞延稅項資產及負債已予抵銷。遞延稅項結餘分析如下，供財務申報之用：

		As at June 30, 2025 於2025年6月30日 USD'000 千美元	As at December 31, 2024 於2024年12月31日 USD'000 千美元
Deferred tax assets	遞延稅項資產	53,404	51,916
Deferred tax liabilities	遞延稅項負債	(57,411)	(55,621)
		(4,007)	(3,705)

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the period:

下表為期內確認的主要遞延稅項資產及負債及其變動：

		Accelerated tax depreciation 加速稅項折舊 USD'000 千美元	Right-of-use assets 使用權資產 USD'000 千美元	Lease liabilities 租賃負債 USD'000 千美元	Tax losses 稅項虧損 USD'000 千美元	Others 其他 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2024	於2024年1月1日	(1,808)	(42,427)	41,752	2,158	973	648
(Charge) credit to profit or loss *(Note 10)*	於損益（扣除）計入*（附註10）*	(677)	(1,749)	2,465	(418)	102	(277)
Exchange adjustments	匯兌調整	1	1,463	(1,491)	12	(4)	(19)
At June 30, 2024	於2024年6月30日	(2,484)	(42,713)	42,726	1,752	1,071	352
(Charge) credit to profit or loss	於損益（扣除）計入	990	(5,957)	5,920	(365)	(4,679)	(4,091)
Exchange adjustments	匯兌調整	(10)	818	(529)	(214)	(31)	34
At December 31, 2024	於2024年12月31日	(1,504)	(47,852)	48,117	1,173	(3,639)	(3,705)
(Charge) credit to profit or loss *(Note 10)*	於損益（扣除）計入*（附註10）*	108	307	(803)	9	59	(320)
Exchange adjustments	匯兌調整	(145)	(1,753)	1,702	27	187	18
At June 30, 2025	於2025年6月30日	(1,541)	(49,298)	49,016	1,209	(3,393)	(4,007)

中期報告
2025 Interim Report / 71

特海國際控股有限公司 72 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 14. 遞延稅項資產（負債）（續） 並無就下列項目確認遞延稅項資 產： 14. DEFERRED TAX ASSETS (LIABILITIES) (Cont’d) Deferred tax assets have not been recognized in respect of the following items: As at June 30, 2025 As at December 31, 2024 於2025年 6月30日 於2024年 12月31日 USD’000 USD’000 千美元 千美元 Tax losses (Note i) 稅項虧損（附註i） 122,957 127,280 Other deductible temporary differences (Note ii) 其他可扣減暫時差額（附註ii） 76,170 81,177 199,127 208,457 Notes: i. Included in unrecognized tax losses are losses of USD53,439,000 that will expire in 2026 to 2034 (2024: USD60,558,000 that will expire in 2026 to 2034) and tax losses of USD69,518,000 (2024: USD66,722,000) may be carried forward indefinitely. No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized. ii. As at June 30, 2025, the Group has other deductible temporary differences of USD76,170,000 (2024: USD81,177,000) mainly arising from temporary differences of impairment loss and leasing transactions. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized. 附註： i. 未確認稅項虧損包括53,439,000 美元的虧損（將於2026年至2034 年到期）（2024年：60,558,000美 元，將於2026年至2034年到期） 及69,518,000美元的稅項虧損 （2024年：66,722,000美元），可 永久結轉。 由於無法預測該等虧損附屬公司 的未來溢利來源且不大可能有應 課稅溢利可抵銷可動用稅項虧 損，故並無就上述稅項虧損確認 遞延稅項資產。 ii. 於2025年6月30日，本集團其他 可扣減暫時差額為76,170,000美 元（2024年：81,177,000美元）， 主要由減值虧損及租賃交易的暫 時差額產生。由於不太可能出現 應課稅溢利以用作抵銷可扣減暫 時差額，因此未確認與該可扣減 暫時差額相關的遞延稅項資產。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

15. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

15. 貿易及其他應收款項以及預付款項

		As at June 30, 2025 於2025年6月30日 USD'000 千美元	As at December 31, 2024 於2024年12月31日 USD'000 千美元
Trade receivables *(Note)*	貿易應收款項*(附註)*	13,220	14,952
Other receivables and prepayments:	*其他應收款項及預付款項：*		
Prepayment to suppliers	向供應商預付款項	10,729	14,584
Others	其他	4,816	3,552
		15,545	18,136
Total	總計	28,765	33,088
Current	即期	26,629	30,754
Non-current	非即期	2,136	2,334
		28,765	33,088

Note:

Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

附註：

大多數貿易應收款項來自支付平台，通常須於30天內結付。根據提供服務的日期，貿易應收款項的賬齡為30天內。於報告期末並無已逾期貿易應收款項。

16. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

16. 按公允值計入損益的金融資產

During the six months period ended June 30, 2025 and 2024, the financial assets at fair value through profit or loss represent investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which is a Level 1 input in terms of IFRS 13: *Fair Value Measurement*.

截至2025年及2024年6月30日止六個月期間，按公允值計入損益的金融資產為短期貨幣市場基金投資。該等基金採用流通市場的報價（為國際財務報告準則第13號：公允值計量中的第一層次輸入值）按公允值計量。

中期報告
2025 Interim Report | 73

特海國際控股有限公司 74 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 17. 貿易應付款項 貿易應付款項不計息，大多數的信 用期在30至60日內。於報告期末， 基於發票日期的本集團貿易應付款 項的賬齡分析如下： 17. TRADE PAYABLES Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the reporting period, based on the invoice date, is as follows: As at June 30, 2025 As at December 31, 2024 於2025年 6月30日 於2024年 12月31日 USD’000 USD’000 千美元 千美元 Within 60 days 60日內 32,269 30,711 18. OTHER PAYABLES As at June 30, 2025 As at December 31, 2024 於2025年 6月30日 於2024年 12月31日 USD’000 USD’000 千美元 千美元 Staff cost payable 員工成本應付款項 22,206 24,249 Other taxes payables 其他應付稅項 9,752 8,399 Renovation fee payables 應付裝修費 4,987 4,144 Others 其他 2,316 1,308 39,261 38,100 18. 其他應付款項

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

19. CONTRACT LIABILITIES

19. 合約負債

		As at June 30, 2025 於2025年6月30日 USD'000 千美元	As at December 31, 2024 於2024年12月31日 USD'000 千美元
Customer loyalty scheme *(Note i)*	會員積分計劃*(附註i)*	12,266	11,642
Prepaid cards and issued vouchers *(Note ii)*	預付卡及已發行代金券*(附註ii)*	953	1,007
		13,219	12,649
Current	流動	10,798	9,669
Non-current	非流動	2,421	2,980
		13,219	12,649

Notes:

i. The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers' discretion. The amounts disclosed above represented the Group's expectation on the timing of redemption made by customers.

ii. The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers' direction. The amounts disclosed above represented the Group's expectation on the timing of utilization made by customers.

附註：

i. 自獎勵積分授予客戶起，會員積分的有效期為兩年至五年，且可於有效期內由客戶決定隨時兌換。上述所披露的金額代表了本集團對客戶作出兌換的時間的預期。

ii. 本集團發行無屆滿期限的預付卡及代金券，可按客戶需求日後用於餐廳消費。上述所披露的金額代表了本集團對客戶使用預付卡及代金券的時間的預期。

中期報告
2025 Interim Report / 75

特海國際控股有限公司 76 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 20. PROVISIONS 20. 撥備 As at June 30, 2025 As at December 31, 2024 於2025年 6月30日 於2024年 12月31日 USD’000 USD’000 千美元 千美元 Provision for restoration 復墾撥備 15,555 14,434 Less: Amounts expected to be paid within one year 減：預期於一年內支付的金額 2,599 1,941 Amounts shown under non-current liabilities 列作非流動負債的金額 12,956 12,493 The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements. 21. SHARE CAPITAL & SHARE PREMIUM Share Capital of the Company Number of shares Shown in the condensed consolidated financial statements 股份數目 於簡明 綜合財務報表 顯示為 USD’000 千美元 Ordinary shares at par value of USD0.000005 each 每股面值0.000005美元的 普通股 Authorized: 法定： As at January 1, 2024, June 30, 2024, January 1, 2025 and June 30, 2025 於2024年1月1日、2024年 6月30日、2025年1月1日 及2025年6月30日 10,000,000,000 – Issued and fully paid: 已發行並已繳足： As at January 1, 2024 於2024年1月1日 619,333,000 3 Issue of shares 發行股份 30,966,000 * As at June 30, 2024, January 1, 2025 and June 30, 2025 於2024年6月30日、2025年 1月1日及2025年6月30日 650,299,000 3 撥備根據租賃協議預計為復墾租賃 物業所產生的成本計提。 21. 股本及股份溢價 本公司股本

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註
For the six months ended June 30, 2025
截至2025年6月30日止六個月

21. SHARE CAPITAL & SHARE PREMIUM *(Cont'd)*

21. 股本及股份溢價（續）

Share Premium of the Company

本公司股份溢價

		As at June 30, 2025 於2025年6月30日 USD'000 千美元	As at December 31, 2024 於2024年12月31日 USD'000 千美元
Balance at January 1,	於1月1日結餘	550,593	494,480
Premium arising on issue of equity shares, net off issuance costs	發行權益股份產生的溢價，扣除發行成本	–*	56,113
		550,593	550,593

*: Less than USD1,000.

*： 少於1,000美元。

In May 2024, the Company issued 3,096,600 American Depositary Shares ("ADSs"), with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

於2024年5月，本公司發行3,096,600股美國存託股份(「美國存託股份」)，每股美國存託股份代表10股普通股。發行價為每股1.956美元，每股面值0.000005美元。扣除發行成本後，高於面值的金額入賬列作股份溢價。

22. CAPITAL COMMITMENTS

22. 資本承諾

At the end of reporting period, the Group had the following capital commitments:

於報告期末，本集團有以下資本承諾：

		As at June 30, 2025 於2025年6月30日 USD'000 千美元	As at December 31, 2024 於2024年12月31日 USD'000 千美元
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the condensed consolidated financial statements	就收購物業、廠房及設備已訂約但未於簡明綜合財務報表撥備的資本開支	15,655	13,140

中期報告
2025 Interim Report | 77

特海國際控股有限公司 78 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 23. 關聯方披露 (A) 關聯方交易 截至2025年及2024年6月30 日止六個月期間，本集團已與 關聯方達成下列交易： 購買關聯方商品╱服務 23. RELATED PARTY DISCLOSURES (A) Related party transactions During the six months period ended June 30, 2025 and 2024, the Group has entered into the following transactions with related parties: Purchase of goods/services from related parties For the six months period ended June 30, 截至6月30日止六個月期間 Relationship Nature of transaction 2025 2024 關係 交易性質 2025年 2024年 USD’000 USD’000 千美元 千美元 Related companies controlled by the Controlling Shareholders Purchase of condiment products and instant hot pot products 9,228 7,602 控股股東控制的關聯公司 購買調味品及即食火鍋產品 The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis. The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the “Condiments Formulae”) in regions other than mainland China, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis. 本集團獲四川海底撈餐飲股份 有限公司（控股股東控制的公 司）授權按免特許權使用費的 基準使用該商標。 本集團擁有特海專用產品配 方（「調味品配方」）於中國大 陸及港澳台地區以外地區的所 有權，並按免特許權使用費為 基準許可頤海國際控股有限公 司、其附屬公司（控股股東控 制的公司）及其合約生產商使 用調味品配方進行生產。

79 中 期報 告 2025 Interim Report Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 23. 關聯方披露（續） (B) 本集團主要管理層人員薪酬 23. RELATED PARTY DISCLOSURES (Cont’d) (B) Remuneration of key management personnel of the Group For the six months period ended June 30 截至6月30日止 六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Directors’ fees 董事袍金 126 89 Short term employee benefits 短期員工福利 987 650 Performance related bonuses 績效相關花紅 366 670 Retirement benefit scheme contributions 退休福利計劃供款 41 50 1,520 1,459 24. SEGMENT INFORMATION Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented. No individual customer contributes to over 10% of total revenue of the Group during the current and prior periods. The Group operates mainly in Southeast Asia, North America and others. 24. 分部資料 本公司就資源分配及績效評估而向 首席執行官（被視為本公司主要營 運決策者）報告的資料主要為本集 團的整體經營業績，因為本集團的 資源已整合。因此，並無呈列經營 分部資料。 於當前及過往期間，概無個別客戶 對本集團的總收入貢獻超過10%。 本集團主要在東南亞、北美洲及其 他地區經營。

特海國際控股有限公司 80 Super Hi International Holding Ltd. Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 For the six months ended June 30, 2025 截至2025年6月30日止六個月 24. 分部資料（續） 本集團於當前及過往期間基於經營 地點、按地理區域劃分的來自外部 客戶的收入詳情如下： 24. SEGMENT INFORMATION (Cont’d) The Group’s revenue from external customers by geographic area, based on location of operation, during the current and prior periods is detailed as below: For the six months period ended June 30, 截至6月30日止六個月期間 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Singapore 新加坡 71,459 80,773 United States of America 美利堅合眾國 52,712 52,370 Malaysia 馬來西亞 50,125 44,751 Vietnam 越南 43,570 42,903 Others* 其他* 178,867 150,133 Total 總計 396,733 370,930 * : All other individual countries accounted for less than 10% of total revenue. The Group’s non-current assets presented below by geographic area excluded other receivables, rental and other deposits prepayments and deferred tax assets. As at June 30, 2025 As at December 31, 2024 於2025年 6月30日 於2024年 12月31日 USD’000 USD’000 千美元 千美元 Singapore 新加坡 36,068 41,741 United States of America 美利堅合眾國 87,949 84,740 Australia 澳大利亞 43,742 41,896 Others 其他 181,350 169,316 Total 總計 349,109 337,693 : All other individual countries accounted for less than 10% of total non-current assets. * ： 所有其他個別國家佔總收入的比 例均不到10%。 下文呈列的按地理區域劃分的本集 團非流動資產不包括其他應收款 項、租賃及其他押金、預付款項及 遞延稅項資產。 ： 所有其他個別國家佔非流動資產 總額的比例均不到10%。

特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD. 特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD.